AMENDED AND RESTATED

ASSET PURCHASE AGREEMENT

This Amended and Restated Asset Purchase Agreement (the "Agreement") is entered into on November 7, 2003, but with effect as of October 29, 2003 by and between Piccadilly Cafeterias, Inc. ("Seller") and Piccadilly Acquisition Corporation ("Buyer"). Terms used herein and not otherwise defined shall have the meanings set forth in Article 1 hereof.

Recitals

WHEREAS, the parties have executed and delivered an Asset Purchase Agreement dated October 29, 2003 (the "Original Agreement"), and have agreed to amend, restate and supersede the Original Agreement hereby;

WHEREAS, Seller is engaged in the business of owning and operating cafeteria-style restaurants (the "Restaurants") in 15 of the United States (the "Business");

WHEREAS, Seller desires to sell and Buyer desires to buy substantially all of the assets of Seller used in connection with the operation of the Business as hereinafter described;

WHEREAS, the board of directors of Buyer has determined that it is in the best interest of the Buyer to acquire certain of the assets of Seller used in connection with the operation of the Business;

WHEREAS, contemporaneously with the execution of this Agreement, Seller shall file a voluntary petition for relief (the "Bankruptcy Case") under chapter 11 of Title 11 of the United States Bankruptcy Code (11 U.S.C. sections 101, et seq.) (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of Florida (the "Bankruptcy Court");

WHEREAS, Seller has been soliciting bids for Seller's assets, including the Acquired Assets to be sold pursuant to this Agreement, and has determined that the offer of Buyer for the Acquired Assets set forth below is the highest and best offer received for those Acquired Assets (as defined in section 363 of the Bankruptcy Code) and constitutes a fair and adequate purchase price;

WHEREAS, the parties hereto have agreed that Seller will sell and Buyer will acquire the Acquired Assets free and clear of all Liens, Claims, and Indebtedness other than the Assumed Liabilities and Permitted Liens under section 363(f) of the Bankruptcy Code;

WHEREAS, the board of directors of Seller has determined that it is in the best interest of Seller and its shareholders, that Seller sell certain of the assets used by or in connection with the Business and the goodwill of the Business and in furtherance thereof, and have approved this Agreement and the transactions contemplated hereby; and

NOW, THEREFORE, in consideration of the representations and warranties, covenants and agreements, and subject to the conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by all parties, the parties, intending to be legally bound, have agreed as follows:

ARTICLE 1
DEFINITIONS

In addition to the terms defined elsewhere in this Agreement, for purposes of this Agreement, the following terms shall have the following respective meanings:

"Acquired Assets" shall have the meaning set forth in Section 2.1.

"Acquired Buildings and Leasehold Improvements" shall have the meaning set forth in Section 2.1(d).

"Acquired Contracts" shall have the meaning set forth in Section 2.1(a).

"Acquired Deposits" shall have the meaning set forth in Section 2.1(l).

"Acquired Equipment" shall have the meaning set forth in Section 2.1(g).

"Acquired Insurance Rights" shall have the meaning set forth in Section 2.1(k).

"Acquired Intellectual Property" shall have the meaning set forth in Section 2.1(j).

"Acquired Leased Premises" shall mean the land and improvements leased or subleased by Seller pursuant to the Acquired Real Property Leases to which Seller is a party.

"Acquired Operations" shall have the meaning set forth in Section 2.1.

"Acquired Owned Real Property" shall have the meaning set forth in Section 2.1(b).

"Acquired Payables" shall have the meaning set forth in Section 2.4(b).

"Acquired Perishable Inventory" shall have the meaning set forth in Section 2.1(f).

"Acquired Permanent Inventory" shall have the meaning set forth in Section 2.1(e).

"Acquired Real Property Leases" shall have the meaning set forth in Section 2.1(c).

"Acquired Receivables" shall have the meaning set forth in Section 2.1(m).

"Acquired Restaurants" shall mean the Restaurants relating to the Acquired Operations acquired by Buyer pursuant to the terms of this Agreement.

"Acquired Restaurant Cash" shall have the meaning set forth in Section 2.1(n).

"Affiliate" shall mean, with regard to any Person, (a) any Person, directly or indirectly, controlled by, under common control of, or controlling such Person; (b) any Person, directly or indirectly, in which such Person holds, of record or beneficially, five percent (5%) or more of the equity or voting securities; (c) any Person that holds, of record or beneficially, five percent (5%) or more of the equity or voting securities of such Person; (d) any Person that, through Contract, relationship or otherwise, exerts a substantial influence on the management of such Person's affairs; (e) any Person that, through Contract, relationship or otherwise, is influenced substantially in the management of its affairs by such Person; (f) any director, officer, partner or individual holding a similar position in respect of such Person; or (g) as to any natural Person, any Person related by blood, marriage or adoption and any Person owned by such Persons, including without limitation, any spouse, parent, grandparent, aunt, uncle, child, grandchild, sibling, cousin or in-law of such Person.

"Agreement" shall have the meaning set forth in the opening paragraph of this document.

"Allocation" shall have the meaning set forth in Section 3.3.

"Alternate Expense Reimbursement" shall have the meaning set forth in Section 6.3(b)(xvii).

"Alternative Buyer" shall have the meaning set forth in Section 6.3(b)(viii).

"Alternative Transaction" shall mean any asset sale, stock sale, merger, debt for equity swap, joint venture, financing, reorganization, recapitalization, funding of a plan of reorganization in the Bankruptcy Case, or transfer of any convertible debt, convertible equity or warrants the effect of which, individually or in the aggregate, is the direct or indirect transfer of all or a substantial portion of the Acquired Assets or the direct or indirect transfer of the ability to effectuate a change of control of the ownership of all or a substantial portion of the Acquired Assets, or any similar transaction that does not involve a sale of the Acquired Assets to Buyer.

"Applicable Law" shall mean any statute, law, rule, regulation, code or ordinance or any Order of any Governmental Entity to which a specified Person or property is subject.

"Assignment and Assumption Agreement" shall have the meaning set forth in Section 3.2(e).

"Assignment of Lease" shall have the meaning set forth in Section 3.2(b).

"Assignment of Intellectual Property" shall have the meaning set forth in Section 3.2(d).

"Assumed Employee Liabilities" shall have the meaning set forth in Section 2.3(c).

"Assumed Gift Card Liabilities" shall have the meaning set forth in Section 2.4(e).

"Assumed Liabilities" shall have the meaning set forth in Section 2.4.

"Assumed Personal Property Taxes" shall mean ad valorem taxes with respect to the Acquired Assets other than the Acquired Owned Real Property and the Leased Real Property.

"Assumed Real Property Taxes" shall mean ad valorem taxes, general assessments and special assessments with respect to the Acquired Owned Real Property and the Leased Real Property, to the extent that the applicable leases require payment of such taxes by the lessee.

"Assumed Sales and Use Taxes" shall mean sales and use taxes incurred with respect to the acquisition and subsequent operation of the Acquired Assets.

"Assumed Taxes" shall mean, collectively, the Assumed Personal Property Taxes, the Assumed Real Property Taxes and the Assumed Sales and Use Taxes.

"Auction" shall have the meaning set forth in Section 6.3(a).

"Audited Financial Statements" shall have the meaning set forth in Section 7.12(c).

"Authority" shall mean any governmental, regulatory or administrative body, agency, commission, board, arbitrator or authority, any court or judicial authority, any public, private or industry regulatory authority, whether international, national, federal, state or local.

"Bankruptcy Case" shall have the meaning set forth in the recitals of this Agreement.

"Bankruptcy Code" and "Bankruptcy Court" shall have the meanings set forth in the recitals of this Agreement.

"Bidding Procedures" shall have the meaning set forth in Section 6.3(a).

"Bidding Procedures Order" shall have the meaning set forth in Section 6.3(b).

"Bill of Sale" shall have the meaning set forth in Section 3.2(a).

"Break-Up Fee" shall mean $300,000 plus the Expense Reimbursement; provided that if (and from and after the date on which) the Buyer increases its Earnest Money (to $1 million in the aggregate), then the Break-Up Fee shall mean three per cent (3%) of the Purchase Price or $1,620,000 (plus the Expense Reimbursement); provided, further, that if the Buyer pays the Second Earnest Money and the Bankruptcy Court sets a lesser Break Up Fee, the Buyer may reduce or withdraw the Second Earnest Money to $300,000.

"Business" shall have the meaning set forth in the recitals of this Agreement.

"Business Day" shall mean a date on which major banks are open for business in the city of Baton Rouge, Louisiana.

"Buyer" shall have the meaning set forth in the first paragraph of this Agreement.

"Cash Collateral Order" shall mean the interim order (as may be amended or modified from time to time) authorizing the Use of Cash Collateral pursuant to Section 363 of the Bankruptcy Code and Bankruptcy Rule 4001.

"Claim" shall mean any action, suit, claim, lawsuit, demand, inquiry, hearing, investigation, notice of a violation or noncompliance, litigation, proceeding, arbitration, appeals or other dispute, whether civil, criminal, administrative or otherwise.

"Closing" shall mean the consummation of the purchase and sale and assignment of assets and assumption of liabilities contemplated herein on the Closing Date.

"Closing Date" shall mean the date on which the Closing occurs.

"Code" shall mean the Internal Revenue Code of 1986, as amended and the regulations promulgated and the rulings issued thereunder and in effect on the Closing Date.

"Competing Agreement" shall have the meaning set forth in Section 6.3(b)(iv).

"Competitive Bidding Period" shall mean the competitive bidding period for the acquisition of the Acquired Assets and assumption of the Assumed Liabilities, which period shall commence on the date of this Agreement and end on the date of entry of the Sale Order.

"Contract" shall mean any agreement, contract, commitment, instrument, document, certificate or other binding arrangement or understanding, whether written or oral.

"Cure Notice" shall have the meaning set forth in Section 5.3(c).

"Cure Period" shall have the meaning set forth in Section 5.3(c).

"Earnest Money" shall mean the First Earnest Money and, if applicable, the Second Earnest Money, or so much thereof as is deposited as an earnest money deposit hereunder.

"Earnest Money Escrow Agreement" shall have the meaning set forth in Section 6.3(e).

"Election Notice" shall have the meaning set forth in Section 5.3(c).

"Environmental Law" shall mean the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 USC 9601 et seq., as amended; the Resource Conservation and Recovery Act ("RCRA"), 42 USC 6901, et seq., as amended; the Clean Air Act ("CAA"), 42 USC 7401, et seq., as amended; the Clean Water Act ("CWA"), 33 USC 1251, et seq., as amended; the Occupational Safety and Health Act ("OSHA") 29 USC 651, et seq., as amended and any other federal, state, local or municipal laws, statutes, regulations, rules, or ordinances imposing liability or establishing standards of conduct for the protection of the environment, human health and safety, including all Environmental Laws governing the generation, use, collection, treatment, storage, transportation, recovery, removal, discharge, manufacture, processing, distribution, handling or disposal of Hazardous Materials and all Environmental Laws imposing record-keeping, maintenance, testing, inspection, notification and reporting requirements with respect to Hazardous Materials.

"Equipment Leases" shall have the meaning set forth in Section 7.5(e).

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"Exchange Act" shall have the meaning set forth in Section 7.12(a).

"Excluded Assets" shall have the meaning set forth in Section 2.2.

"Excluded Buildings and Leasehold Improvements" shall have the meaning set forth in Section 2.2(d).

"Excluded Contracts" shall have the meaning set forth in Section 2.2(a).

"Excluded Deposits" shall have the meaning set forth in Section 2.2(j).

"Excluded Equipment" shall have the meaning set forth in Section 2.2(g).

"Excluded Insurance Rights" shall have the meaning set forth in Section 2.2(h).

"Excluded Permanent Inventory" shall have the meaning set forth in Section 2.2(e).

"Excluded Perishable Inventory" shall have the meaning set forth in Section 2.2(f).

"Excluded Real Property" shall have the meaning set forth in Section 2.2(b).

"Excluded Real Property Leases" shall have the meaning set forth in Section 2.2(c).

"Excluded Receivables" shall have the meaning set forth in Section 2.2(i).

"Expense Reimbursement" shall have the meaning set forth in Section 6.3(b)(ix).

"Expenses" shall have the meaning set forth in Section 6.3(b)(ix).

"FF&E" shall have the meaning set forth in Section 7.5(d).

"Final Order" shall mean an order or judgment of the Bankruptcy Court or any other court or adjudicative body as to which (a) the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending (unless this requirement is waived by the Buyer) or, (b) in the event that an appeal, writ of certiorari, reargument, or rehearing thereof has been sought, such order of the Bankruptcy Court or any other court or adjudicative body shall have been affirmed by the highest court to which such order was appealed, or certiorari has been denied, or from which reargument or rehearing was sought, and the time to take any further appeal, petition for certiorari or move for reargument or rehearing shall have expired (unless this requirement is waived by the Buyer); provided, that no order shall fail to be a Final Order solely because of the possibility that a motion pursuant to Rule 60 of the Federal Rules of Civil Procedure or Rule 7024 of the Federal Rules of Bankruptcy Procedure may be filed with respect to such order.

"Financial Information" shall have the meaning set forth in Section 6.12.

"First Earnest Money" shall have the meaning set forth in Section 6.3(e).

"GAAP" shall mean generally accepted accounting principles in effect as of the time when and for the period as to which such accounting principles are to be applied, and when such term refers to financial statements of the Seller, shall mean such principles applied in a manner consistent with their application in the Seller's most recent audited financial statements.

"Governmental Entity" shall mean any court (other than the Bankruptcy Court or any other court of competent jurisdiction that may preside over the Bankruptcy Case) or tribunal in any jurisdiction (domestic or foreign) or any public, governmental, legislative, administrative or regulatory body, agency, department, commission, board, bureau, or other authority or instrumentality (domestic or foreign).

"Governmental Approvals" shall mean those approvals, authorization and exemptions from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding to prevent the Closing by, any Governmental Entity, which are required to be obtained or taken to consummate the transactions contemplated herein under applicable law.

"Guarantee" shall mean any guarantee or other contingent liability (other than any endorsement for collection or deposit in the ordinary course of business), direct or indirect with respect to any obligations of another Person, through a Contract or otherwise, including, without limitation, (a) any endorsement or discount with recourse or undertaking substantially equivalent to or having economic effect similar to a guarantee in respect of any such obligations and (b) any Contract (i) to purchase, or to advance or supply funds for the payment or purchase of, any such obligations, (ii) to purchase, sell or lease property, products, materials or supplies, or transportation or services, in respect of enabling such other Person to pay any such obligation or to assure the owner thereof against loss regardless of the delivery or nondelivery of the property, products, materials or supplies or transportation or services or (iii) to make any loan, advance or capital contribution to or other Investment in, or to otherwise provide funds to or for, such other Person in respect of enabling such Person to satisfy an obligation (including any liability for a dividend, stock liquidation payment or expense) or to assure a minimum equity, working capital or other balance sheet condition in respect of any such obligation.

"Hazardous Substances" shall mean any contaminant, pollutant, effluent or waste, or other material whose presence, nature, quantity and/or intensity of existence, use, manufacture, disposal, transportation, emission, discharge, spill, release or effect, either by itself or in combination with other materials regulated or monitored by any Governmental Entity, including without limitation petroleum and refined petroleum products, asbestos, asbestos-containing products and presumed asbestos-containing material (as defined in 29 C.F.R. 1910.1001(b)), flammable explosives, radioactive materials, radon, and polychlorinated biphenyls, whether contained or not. The term "Hazardous Substances" shall include, but not be limited to, (a) any "hazardous substance" as defined in CERCLA, (b) any "regulated substance" as defined in RCRA, or (c) any substance subject to regulation pursuant to the Toxic Substances Control Act.

"Headquarters Facility" shall mean the headquarters of the Business located at 3232 Sherwood Forest Blvd., Baton Rouge, Louisiana 70816.

"Highest and Best Bid" shall have the meaning set forth in Section 6.3(b)(xii).

"HSR Act" shall have the meaning set forth in Section 6.15.

"Indebtedness" with respect to any Person shall mean (a) any obligation of such Person for borrowed money, but in any event shall include: (i) any obligation or liabilities incurred for all or any part of the purchase price of property or other assets or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the ordinary course of business, (whether or not such Person has assumed or become liable for the payment of such obligation) (whether accrued, absolute, contingent, unliquidated or otherwise, known or unknown, whether due or to become due); (ii) the face amount of all letters of credit issued for the account of such Person and all drafts drawn thereunder; (iii) obligations incurred for all or any part of the purchase price of property or other assets or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the ordinary course of business (whether or not such Person has assumed or become liable for the payment of such obligation) secured by Liens; (iv) capitalized lease obligations; and (v) all Guarantees of such Person; (b) annual employee bonus obligations that are not incorporated into the purchase price adjustment in Section 3.4; and (c) retroactive insurance premium obligations.

"Independent Accountant" shall have the meaning set forth in Section 3.4.

"Intellectual Property" shall mean all intellectual property owned by Seller, including, without limitation, trade names, styles, logos, copyrights, recipes, policy manuals, trade secrets and trademarks, which are useful and necessary in operating the Business, including, without limitation, those set forth on Schedule 2.1(j) attached hereto.

"IRS" shall mean the U.S. Internal Revenue Service.

"Knowledge" shall mean (a) with respect to an individual, "knowledge" of a particular fact or other matter if such individual is aware of such fact or other matter or was otherwise informed in writing of such matter through a letter, email or other written correspondence; and (b) with respect to a Seller, "knowledge" of a particular fact or other matter if any officer of the Seller is aware of such fact or other matter or was otherwise informed in writing of such matter through a letter, email or other written correspondence.

"Leased Real Property" shall have the meaning set forth in Section 5.1.

"Leasehold Improvements" shall have the meaning set forth in 7.5(f).

"Lien" shall mean any (a) security interest, lien, mortgage, pledge, hypothecation, encumbrance, Claim, easement, charge, restriction on transfer or otherwise, or interest of another Person of any kind or nature, including any conditional sale or other title retention Contract or lease in the nature thereof; (b) any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute; and (c) any subordination arrangement in favor of another Person.

"Material Adverse Change" shall mean any development or change that is reasonably likely to have a Material Adverse Effect.

"Material Adverse Effect" shall mean (a) any event, change, condition, or matter that individually or in the aggregate results in or could reasonably be expected to result in a material adverse effect or change in the result of operations, properties, assets or condition (financial or otherwise), results, of the Acquired Restaurants and the Business in the aggregate or the Acquired Assets taken as a whole; or (b) any event, change, condition, or matter that individually or in the aggregate results in or could reasonably be expected to result in a substantial adverse effect to the profitability of the Acquired Operations in the year following the Closing, and (b) specifically, commencing on September 30, 2003 to the Closing Date the cumulative net revenues generated by the Acquired Restaurants are at least 95% of the amounts set forth in the financial projections and/or budget for the Acquired Restaurants as prepared by Seller and provided to Buyer and the cumulative income before interest, taxes, depreciation and amortization (and excluding reorganization expenses) generated by the Acquired Restaurants are at least 90% of the amounts set forth in the financial projections and/or budget for the Acquired Restaurants as prepared by Seller and provided to Buyer.

"Material Objections" shall have the meaning provided therefor in Section 5.3(b).

"Memorandum" shall have the meaning set forth in Section 6.12.

"No-Shop Provisions" shall have the meaning set forth in Section 6.4.

"Order" shall mean any writ, judgment, decree, injunction or similar order, writ, ruling directive or other requirement of any Governmental Entity (in each such case whether preliminary or final).

"Permits" shall mean all permits, licenses, registrations, certificates, qualifications or approvals required by any Authority or other Person.

"Permitted Liens" shall mean (a) encumbrances consisting of zoning restrictions, easements and other restrictions on the use of, or matters of record or otherwise affecting the title to any Acquired Owned Real Property and Acquired Real Property Leases, provided that such items do not materially adversely affect the continued use and operation of such Acquired Owned Real Property and Acquired Real Property Leases by Buyer in the same manner as such activities are conducted by Seller as of the date of this Agreement, and (b) any utility company rights, easements and franchises and similar rights or easements granted to third parties for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon the Acquired Owned Real Property and Acquired Real Property Leases, provided that the same do not materially adversely affect the use of any Acquired Owned Real Property and Acquired Real Property Leases in the same manner as such activities are conducted by Seller as of the date of this Agreement.

"Person" shall mean any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, enterprise, unincorporated organization, Governmental Entity, or other entity.

"Pre-Closing Period" shall mean taxable years or other taxable periods that end on or before the Closing Date and, with respect to any taxable year or other taxable period beginning on or before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date.

"Petition Date" shall have the meaning set forth in Section 6.3(a).

"Properties" shall have the meaning set forth in Section 7.6.

"Purchase Price" shall have the meaning set forth in Section 3.1.

"Qualifying Bid" shall have the meaning set forth in Section 6.3(b)(xii).

"Real Property" shall have the meaning set forth in Section 2.1(b).

"Rejected Restaurant" shall have the meaning set forth in Section 6.6.

"Related Agreements" shall mean documents to be executed and delivered at Closing as contemplated hereby, including the Bill of Sale, the Assignment of Lease, the Assignment of Intellectual Property, the Assignment and Assumption Agreement, and the Transition Services Agreement.

"Restaurants" shall have the meaning set forth in the recitals of this Agreement.

"Retained Liabilities" shall have the meaning set forth in Section 2.3.

"Rules" shall mean the Federal Rules of Bankruptcy Procedures.

"Sale Hearing" shall have the meaning set forth in Section 6.3(b)(i).

"Sale Motion" shall have the meaning set forth in Section 6.3(a).

"Sale Order" shall mean an order of the Bankruptcy Court (a) approving this Agreement and the transactions contemplated hereby, in accordance with Section 363 of the Bankruptcy Code, which finds, among other things, that Buyer is a good-faith purchaser for value and otherwise entitles Buyer to the protections of section 363(m) of the Bankruptcy Code, and which order has not been reversed or modified on appeal or, if any such appeal is pending, such order shall not have been stayed, (b) approving the sale of the Acquired Assets to Buyer free and clear of any and all Liens (other than Liens that the Buyer has agreed to permit or assume hereunder or hereafter) pursuant to section 363(f) of the Bankruptcy Code; (c) approving the assumption and assignment to Buyer of the Acquired Contracts and Acquired Real Property Leases solely on the terms of such Acquired Contracts and Acquired Real Property Leases; (d) providing that the provisions of Rules 6004(g) and 6006(d) of the Rules are waived and there will be no stay of execution of the Sale Order under Rule 62(a) of the Federal Rules of Civil Procedure; (e) retaining jurisdiction of the Bankruptcy Court to interpret and enforce the terms and provisions of this Agreement; (f) authorizing and approving this Agreement as the highest and best offer as a result of the Auction (as defined the Bidding Procedures); and (g) that is a Final Order, unless the Buyer waives this provision in its reasonable discretion. The form of Sale Order is attached hereto as Exhibit A attached hereto, but in any event shall be in form and substance acceptable to Buyer, and to Seller in its reasonable discretion.

"SEC" shall mean the Securities and Exchange Commission.

"Second Earnest Money" shall have the meaning set forth in Section 6.3(e).

"Securities Act" shall have the meaning set forth in Section 7.12(a).

"Seller" shall have the meaning set forth in the first paragraph of this Agreement.

"Seller Plans" shall mean each "employee benefit plan" (as defined in Section 3(3) of ERISA), (a) which is subject to any provision of ERISA, (b) which is maintained, administered, or contributed to by Seller, and (c) which covers any employee or former employee of Seller or under which Seller has any liability, and all deferred compensation plans, supplemental death, disability, medical reimbursement, severance, bonus and all other employee benefit plans of any kind or character, whether written or oral, that Seller either participates in or maintains, all as set forth in Schedule 1 attached hereto.

"Seller Reports" shall have the meaning set forth in Section 7.12(a).

"Senior Creditors" shall mean Foothill Capital Corporation and the holders of up to $71 million original face principal amount of Term A Senior Secured Notes due fiscal 2007.

"Subsidiary" shall mean any Person in which Seller has (a) an investment; (b) advanced funds or provided financial accommodations to which, in each case, is secured by an investment in; or (c) has an option to acquire an Investment in such Person.

"Tax" or "Taxes" shall mean any federal, state, county, parish, local, foreign, and other income, profits, gains, net worth, sales and use, ad valorem, gross receipts, business and occupation, license, estimated, stamp, custom duties, occupation, property (real or personal), franchise, capital stock, license, excise, value added, payroll, employees, severance, windfall profits, withholding, social security, unemployment or other tax, assessment, charge, fee, imposition, duty, or similar levy of any kind whatsoever by any Governmental Entity whether payable directly or by withholding and whether or not requiring the filing of a tax return, and any penalty, addition to, or interest on the foregoing.

"Title Evidence" shall have the meaning set forth in Section 5.3(a).

"Transition Services Agreement" shall have the meaning set forth in Section 4.2(k).

"UST" shall have the meaning set forth in Section 6.5.

ARTICLE 2

PURCHASE OF ASSETS

2.1    Purchase and Sale of Acquired Assets.  Subject to the Bankruptcy Court's approval of this Agreement and of the consummation of the transactions contemplated hereby pursuant to the Bidding Procedures Order and the Sale Order, and upon the terms and subject to the conditions contained in this Agreement, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase, assume and acquire from Seller, free and clear of all Liens, Claims, and Indebtedness (other than the Assumed Liabilities and Permitted Liens), all as contemplated by Section 363 of the Bankruptcy Code, all of Seller's right, title and interest in and to the Acquired Assets. "Acquired Assets" means all assets, tangible or intangible, real, personal or mixed, of any kind and description, and wherever located, owned or used by Seller except for the Excluded Assets (subject to adjustments through Closing as contemplated by this Agreement) (collectively, the "Acquired Operations"), but including without limitation the following:

(a)    the Contracts relating to the Acquired Operations (as assumed by Seller) listed on Schedule 2.1(a) attached hereto (the "Acquired Contracts"), but excluding the Excluded Contracts; provided, however, that, prior to Buyer's assumption thereof, Buyer shall have the right to redesignate Acquired Contracts as Excluded Contracts;

(b)    the real property relating to the Acquired Operations, including any land, building, improvements, easement, appurtenance, right-of-ways or other interest in real property (collectively, "Real Property") listed on Schedule 2.1(b) attached hereto (the "Acquired Owned Real Property"), but excluding the Excluded Real Property; provided, however, that prior to Buyer's purchase thereof, Buyer shall have the right to redesignate the Acquired Owned Real Property as Excluded Real Property;

(c)    the real property leases and/or subleases relating to the Acquired Operations listed on Schedule 2.1(c) attached hereto (the "Acquired Real Property Leases"), but excluding the Excluded Leases, any defaults under which the Seller shall cure pursuant to section 365 of the Bankruptcy Code; provided, however, that prior to Buyer's assumption thereof, Buyer shall have the right to redesignate the Acquired Real Property Leases as Excluded Leases;

(d)    the buildings and leasehold improvements located on the Acquired Owned Real Property or on any real property that is subject to an Acquired Real Property Lease, including without limitation those items listed on Schedule 2.1(d) attached hereto (collectively, the "Acquired Buildings and Leasehold Improvements"), but excluding the Excluded Buildings and Leasehold Improvements; provided, however, that prior to Buyer's purchase thereof, Buyer shall have the right to redesignate the Acquired Buildings and Leasehold Improvements as Excluded Buildings and Leasehold Improvements;

(e)    all permanent inventory relating to the Business, including, without limitation, all trays, plateware, smallware, glassware, utensils, cups, pots and pans and other items used in the operation of the Business (the "Acquired Permanent Inventory"), but excluding the Excluded Permanent Inventory; provided, however, that prior to Buyer's purchase thereof, Buyer shall have the right to redesignate the Acquired Permanent Inventory as Excluded Permanent Inventory;

(f)    all other inventory relating to the Business, including without limitation all perishable and non-perishable meats, fish, poultry, vegetables, and other foodstuffs, beverages, paper goods, condiments and other items held for sale or consumption, and all cleaning and janitorial supplies and other items of the type listed on Schedule 2.1(f) attached hereto used in connection with the Business (the "Acquired Perishable Inventory"), but excluding the Excluded Perishable Inventory; provided, however, that prior to Buyer's purchase thereof, Buyer shall have the right to redesignate the Acquired Perishable Inventory as Excluded Perishable Inventory;

(g)    all fixtures, machinery, equipment, kitchen and other appliances, furniture, supplies and tangible, personal property used in the ownership and operation of the Business, including without limitation those items listed on Schedule 2.1(g) attached hereto (the "Acquired Equipment"), but excluding the Excluded Equipment; provided, however, that prior to Buyer's purchase thereof, Buyer shall have the right to redesignate the Acquired Equipment as Excluded Equipment;

(h)    all files, papers, computer files, customer lists and records, advertising materials, promotional materials, studies, reports and books and accounting and business records of Seller in any medium relating to the Business (subject to Seller's rights to access such files and records under Section 6.10, below, and except for books and records relating to Seller Plans);

(i)    all Permits (including any liquor or beer and wine licenses, if applicable and assignable), relating to the Acquired Operations, Acquired Assets, and the Restaurants, including the Permits listed on Schedule 2.1(i) attached hereto, except for the Permits that may not be assigned and all Permits relating to the Excluded Assets;

(j)    all Intellectual Property, including but not limited to the name "Piccadilly," "Piccadilly Cafeterias," "Morrison's" or variations thereof (whether or not used in the ownership and operation of the Business) and such other Intellectual Property described on Schedule 2.1(j) attached hereto (the "Acquired Intellectual Property");

(k)    all insurance policies relating to the Acquired Operations listed on Schedule 2.1(k) attached hereto (the "Acquired Insurance Rights"), but excluding the Excluded Insurance Rights; provided, however, that prior to Buyer's assumption thereof, Buyer shall have the right to redesignate the Acquired Insurance Rights as Excluded Insurance Rights;

(l)    all deposits and prepaid expenses relating to the Acquired Assets and collateral related thereto, including cash deposits with lessors listed on Schedule 2.1(l)(A) attached hereto and, to the extent transferable, all deposits posted with vendors or suppliers, but all only to the extent that the same are credited to the account of the Seller in increase of the Purchase Price under Section 3.4 (collectively, the "Acquired Deposits"); provided that Acquired Deposits does not include (i) any deposits posted with lessors, vendors or suppliers listed on Schedule 2.1(l)(B) attached hereto, or (ii) any deposit to a lessor, vendor or supplier listed on Schedule 2.1(l)(B) that is not transferable (the "Excluded Deposits");

(m)    all accounts receivable and proceeds generated by the Acquired Assets and the Business prior to the Closing, other than credit card receivables (the "Acquired Receivables"), including without limitation those listed on Schedule 2.1(m) attached hereto, and all prepaid expenses relating to the Acquired Operations that are credited to the account of the Seller in increase of the Purchase Price under Section 3.4; and

(n)    all cash and equivalents located in the Acquired Restaurants as of the Closing, and the Seller's local depository bank accounts (which shall be assigned to Buyer at Closing) used for the initial deposit of cash generated by operating the Acquired Assets, together with the minimum balances therein as set forth on Schedule 2.1(n) hereto (which minimum balance amounts shall not be "swept" into Seller's concentration bank accounts), that are credited to the account of the Seller in increase of the Purchase Price under Section 3.4, (the "Acquired Restaurant Cash").

2.2    Excluded Assets.  Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, the following assets of Seller (the "Excluded Assets"), are excluded from the Acquired Assets and shall remain the property of Seller after the Closing:

(a)    all of Seller's interest in any Contracts that are solely related to the Restaurants located on the Excluded Real Property Leases listed on Schedule 2.2(a) attached hereto (the "Excluded Contracts");

(b)    all of Seller's interest in any Real Property listed on Schedule 2.2(b) attached hereto (the "Excluded Real Property");

(c)    all of Seller's interest in any Real Property leases and/or subleases relating to the Excluded Assets listed on Schedule 2.2(c) attached hereto (collectively, the "Excluded Real Property Leases");

(d)    any building or leasehold improvements owned by Seller relating to the Excluded Assets listed on Schedule 2.2(d) attached hereto (collectively, the "Excluded Buildings and Leasehold Improvements");

(e)    all of Seller's permanent inventory relating to the Excluded Assets that is not acquired by Buyer, including without limitation any such trays, plateware, smallware, glassware, utensils, cups, pots and pans used in the operation of the Excluded Assets (the "Excluded Permanent Inventory");

(f)    all of Seller's other inventory relating to the Excluded Assets that is not acquired by Buyer, including without limitation any such perishable and non-perishable meats, fish, poultry, vegetables, and other foodstuffs, beverages, paper goods, condiments and other items held for sale or consumption, and all cleaning and janitorial supplies used, in connection with the Excluded Assets (the "Excluded Perishable Inventory");

(g)    any fixture, machinery, equipment, kitchen and other appliances, furniture, vehicles, supplies and tangible, personal property used in the ownership and operation of the Excluded Assets that is not acquired by Buyer (the "Excluded Equipment");

(h)    all rights of Seller under any insurance policy listed on Schedule 2.2(h) attached hereto other than the Acquired Insurance Rights (the "Excluded Insurance Rights");

(i)    all accounts receivable and proceeds of Seller relating to or arising out of the Excluded Assets or otherwise arising or accruing in favor of Seller at any time after the Closing (the "Excluded Receivables"), all tax refunds of Seller for any period, all of Seller's rights and claims against third parties, that have arisen or accrued at any time through Closing, and all of Seller's rights under this Agreement and/or the Related Agreements;

(j)    all deposits and prepaid expenses relating solely to the Excluded Assets, including those listed on Schedule 2.2(j) attached hereto (the "Excluded Deposits");

(k)    all cash, cash equivalents and short-term investments, other than the Acquired Restaurant Cash;

(l)    all minute books, stock records and corporate seals;

(m)    all rights and obligations in connection with, and assets of, the Seller Plans. Seller shall retain and not sell or deliver to Buyer all of its books, records, and files relating to the Seller Plans; and

(n)    all of Seller's rights, title and interests in, and obligations to, its subsidiary Dallas Reinsurance Inc.;

(o)    all claims and avoidance recovery, subordination or other actions arising out of the commencement of the Bankruptcy Case, including without limitation those arising under Sections 506, 510, 542, 543, 544, 545, 546, 547, 548, 549, 550, 551 and 553 of the Bankruptcy Code.

Seller expressly retains the rights to enforce and exercise its remedies pursuant to any of the Excluded Assets. The Seller shall notify the Buyer upon or in contemplation of closure of a Restaurant, such notice to describe in reasonable detail the Acquired Assets relating thereto, so that Buyer may respond to Seller, within 10 days of each such notice, identifying which of such Acquired Assets it desires to become Excluded Assets. Buyer's failure to respond to such notice shall constitute its election not to redesignate such Acquired Assets as Excluded Assets, so that Buyer shall be liable for Seller's storage and shipment costs as provided below with respect to such assets. The Seller will comply with the Buyer's instructions regarding the storage and shipment of such Acquired Assets, provided that the Buyer shall pay at Closing, in addition to the Purchase Price, the out of pocket costs incurred by Seller in connection therewith. The Seller may sell or dispose of (for its own account) all Excluded Assets.

2.3    Retained Liabilities.  Seller shall retain the Retained Liabilities and Buyer shall not assume or otherwise be responsible at any time for any liability, obligation, Indebtedness, Contract or commitment of Seller therefor. "Retained Liabilities" shall mean every liability of Seller, whether known or unknown, whether absolute, contingent, liquidated or unliquidated, unaccrued, asserted, unasserted, or otherwise, and whether related to the Restaurants, the Business, the Acquired Assets, the Excluded Assets or otherwise, other than the Assumed Liabilities, including, but not limited to:

(a)    any liabilities, obligations, debts or commitments of Seller incident to, arising out of or incurred with respect to this Agreement and the transactions contemplated hereby, (1) which otherwise arise or are asserted or incurred by reason of events, acts or transactions occurring, or the operation of the Business, prior to or on the Closing Date (other than the Acquired Payables and other Assumed Liabilities), (2) relating to or arising under any Seller Plans, or (3) relating to or arising under any Environmental Law which is in existence on or prior to the Closing Date;

(b)    all Taxes of Seller or related to the Business or the Acquired Assets for all Pre-Closing Periods (including any and all Taxes arising out of the transactions contemplated hereby) other than the Assumed Taxes;

(c)    all of Seller's liabilities or obligations under the Seller Plans or relating to any employees or former employees of Seller or any of its Subsidiaries, including without limitation, any wages, severance, bonuses, Claims, sick leave, unemployment benefits, pension benefits, employee stock options or profit-sharing plans, health care plans on benefits or any other employee plans or benefits of any kind for Seller's employees or former employees or both; provided, however, that the Buyer is assuming the accrued and unpaid liabilities for wages, vacation, manager bonuses and employment taxes incurred in the ordinary course of operations of the Acquired Operations that are credited to the account of the Buyer in reduction of the Purchase Price pursuant to Section 3.4 (those liabilities assumed by Buyer, the "Assumed Employee Liabilities");

(d)    all of Seller's liabilities or obligations under any employment, severance, retention or termination Contract with any employee of Seller or any of its Affiliates, other than any such Assumed Employee Liabilities; and

(e)    all of Seller's liabilities or obligations not expressly to be assumed by Buyer at Closing hereunder.

2.4    Assumption of Liabilities.  On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall assume and agree to discharge only the following liabilities and obligations of Seller (the "Assumed Liabilities") pursuant to section 363(f) of the Bankruptcy Code and the Assignment and Assumption Agreement substantially in the form of Exhibit 3.2(e) attached hereto:

(a)    all payment and performance obligations arising after the Closing Date under the Acquired Contracts and Acquired Real Property Leases (assuming the Acquired Contracts and Acquired Real Property Leases have been cured pursuant to section 365 of the Bankruptcy Code and other than any liability or obligation arising prior to the Closing Date);

(b)    all unpaid post petition accounts payables incurred by Seller with respect to the Acquired Operations on or after the date of the filing for protection under the Bankruptcy Code, and arising or accruing in the ordinary course (or as required or approved by the Bankruptcy Court), but excluding any fees of professionals, financial advisors, or other similar Persons required to be approved by the Bankruptcy Court, and excluding any liability incurred pursuant to a key employee retention program, that are credited to the account of the Buyer in reduction of the Purchase Price pursuant to Section 3.4 ("Acquired Payables");

(c)    all liabilities for Assumed Taxes that are credited to the account of the Buyer in reduction of the Purchase Price or prorated pursuant to Section 3.4;

(d)    all Assumed Employee Liabilities that are credited to the account of the Buyer in reduction of the Purchase Price pursuant to Section 3.4;

(e)    all liabilities and obligations under Seller's gift card or gift certificate programs relating to the Acquired Operations, excluding any discount programs, tour bus vouchers, and various local cafeteria marketing programs (the "Assumed Gift Card Liabilities") that are proportionately credited to the account of the Buyer in reduction of the Purchase Price pursuant to Section 3.4 (the Buyer shall assume 100% of the Assumed Gift Card Liabilities notwithstanding that it receives only a 75% credit therefor); and

(f)    all liabilities and obligations arising as a result of Buyer's operation of the Acquired Assets after the Closing Date.

Buyer's assumption of the Assumed Liabilities shall in no way expand the rights or remedies of third parties against Buyer as compared to the rights and remedies which such parties would have had against Seller had this Agreement not been consummated.

2.5    "As Is" Transaction.  Buyer hereby acknowledges and agrees that, except as otherwise expressly provided in this Agreement, Seller makes no representations or warranties whatsoever, express or implied, with respect to any matter relating to the Acquired Assets, or otherwise relating to any of the transactions contemplated hereby, including without limitation any income to be derived or expenses to be incurred in connection with the Acquired Assets, the physical condition of any personal Acquired Assets comprising a part of the Acquired Assets or which is the subject of any other Acquired Real Property Lease or Acquired Contract, the environmental condition or other matter relating to the physical condition of any real Acquired Assets or improvements which are the subject of any real Acquired Assets lease to be assumed by Buyer at the Closing, the zoning of any such real Acquired Assets or improvements, the value of the Acquired Assets (or any portion thereof), the terms, amount, validity or enforceability of any Assumed Liabilities, the merchantability or fitness of the personal Acquired Assets or any other portion of the Acquired Assets for any particular purpose. Seller makes no warranties or representations, in connection with this transaction, other than as set forth in this Agreement. Without in any way limiting the foregoing, subject to the representations, warranties and covenants expressly set forth in this Agreement, Seller hereby disclaims any warranty, express or implied, of merchantability or fitness for any particular purpose as to all or any portion of the Acquired Assets. Accordingly, subject to the representations, warranties and covenants expressly set forth in this Agreement, Buyer will accept the Acquired Assets at the Closing "AS IS," "WHERE IS" AND "WITH ALL FAULTS."

2.6    Employee Matters.  Buyer will offer employment to the employees of the Acquired Restaurants and the Headquarters Facility as selected by Buyer in its sole and absolute discretion, as in existence as of the Closing, to the extent that the same are listed on Schedule 2.6 attached hereto, to be appended to this Agreement by Buyer at least 5 business days before the Closing. The Seller will use its reasonable efforts to retain the scheduled employees (from and after the date that Schedule 2.6 is prepared) and encourage the scheduled employees to accept such offer of employment. Such employment offers and acceptances shall be on such terms and conditions as may be acceptable to the employees and Buyer in their sole discretion, and need not bear any relationship to terms and provisions applicable to their employment by Seller.

ARTICLE 3
PURCHASE PRICE

3.1    Purchase Price.  The Buyer has delivered to Seller simultaneously with the execution of this Agreement, the sum of Three Hundred Thousand Dollars ($300,000), as and for the First Earnest Money. In consideration for the conveyance of the Acquired Assets and in reliance on the representations and warranties, covenants and agreements of Seller contained herein and the documents contemplated hereby, at Closing, Buyer shall pay to Seller cash in the amount of Fifty Four Million Dollars ($54,000,000) (the "Purchase Price"), less the Earnest Money (as the same may be increased pursuant to Section 6.3(e)), and subject to certain adjustments as set forth in this Article 3. Buyer shall pay the Purchase Price to Seller by wire transfer of immediately available funds to the account set forth on Schedule 3.1 attached hereto.

3.2    Method of Conveyance.  The sale, transfer, conveyance and assignment by Seller of the Acquired Assets to Buyer shall be effected on the Closing Date by the execution and delivery by Seller to Buyer of instruments of transfer including: (a) the bill of sale in substantially the form of Exhibit 3.2(a) attached hereto (the "Bill of Sale"), (b) an assignment of the leases used in the Business in substantially the form of Exhibit 3.2(b) attached hereto (the "Assignment of Lease"), (c) transfer documents for the certificates of title for all of the vehicles used in the Business and owned by Seller, (d) assignments of patents and trademarks for the Intellectual Property to be assigned to Buyer in substantially the form of Exhibit 3.2(d) attached hereto (the "Assignment of Intellectual Property"), and (e) an assignment and assumption agreement executed by Seller in the form of Exhibit 3.2(e) attached hereto pursuant to which Buyer shall assume the Assumed Liabilities (the "Assignment and Assumption Agreement"). At the Closing, all of the Acquired Assets shall, pursuant to Bankruptcy Court order be transferred by Seller to Buyer free and clear of any and all Liens, Claims, and Indebtedness (other than the Assumed Liabilities and Permitted Liens), together with any and all consents of third parties required to transfer such assets to Buyer.

3.3    Allocation of Purchase Price.  At Closing, Buyer shall deliver an allocation (the "Allocation") of the Purchase Price in accordance with Section 1060 of the Code, which shall be reasonably acceptable to Seller. Buyer and Seller shall (a) be bound by the Allocation, (for tax purposes only, and not for any other purpose), (b) timely file any information that may be required to be filed pursuant to Treasury Regulations promulgated under Section 1060(b) of the Code (including Form 8594), (c) act in a manner consistent with the Allocation in the preparation of financial statements and filing of all United States federal income tax returns (including, without limitation, Form 8594) and in the course of any Tax audit, Tax review or Tax litigation relating thereto, and (d) take no position and cause their Affiliates to take no position inconsistent with the Allocation for any Tax purposes, except as may be adjusted by subsequent agreement following an audit by the Internal Revenue Service or by court decision. Notwithstanding any conflicting or inconsistent provisions hereof, no Allocation hereunder shall supersede, usurp or otherwise affect the jurisdiction and authority of the Bankruptcy Court to value the Acquired Assets for purposes of distributions to Seller's estate under the Bankruptcy Code.

3.4    Purchase Price Adjustments.  At Closing, the Purchase Price shall be adjusted as follows (with such adjustments to be made as of the day preceding the Closing Date):

(a)    The following shall be credited to the account of the Seller, in increase to the Purchase Price, all to the extent that the same are included in the Acquired Assets and not in the Excluded Assets:

(i)    an amount equal to the Acquired Restaurant Cash;

(ii)    an amount equal to the prepaid rents and other expenses relating to the Acquired Operations, as set forth on Schedule 2.1(l)(A) attached hereto, and in the amounts existing as of the Closing; and

(iii)    an amount equal to the Acquired Deposits.

(b)    The following, including but not limited to, shall be credited to the account of the Buyer, in reduction of the Purchase Price, all to the extent that the same are included in the Assumed Liabilities and not in the Retained Liabilities:

(i)    an amount equal to the Assumed Employee Liabilities;

(ii)    an amount equal to the Acquired Payables;

(iii)    an amount equal to the Assumed Taxes (except for those that are prorated pursuant to Section (c) of this Section 3.4); and

(iv)    an amount equal to seventy-five percent (75%) of the Assumed Gift Card Liabilities.

(c)    Real estate taxes in respect of the Acquired Owned Real Property and Acquired Real Property Leases and personal property taxes shall be pro-rated to the Closing on the basis of the fiscal year for which assessed (or, if not available, based on the prior fiscal year), utilizing the maximum available discount for prepayment of such taxes.

If any of the items described in Sections (a) or (b) of this Section 3.4 cannot be adjusted with certainty at the Closing because of the unavailability of information as to the amounts, the Seller and Buyer shall estimate such adjustments at Closing and, to the extent such adjustments were based on estimates or were incorrectly adjusted at Closing, such items shall be re-adjusted as soon as practicable after the Closing Date, but in any event within twenty (20) Business Days thereafter. Each party shall pay to the other, within five (5) Business Days thereafter, any amounts owed to the other in respect of such re-adjustments. If the parties cannot agree upon the amount of any adjustment or readjustments, any disagreements regarding such amounts shall be submitted to a nationally recognized independent accounting firm acceptable to both Buyer and Seller (the "Independent Accountant"), who shall make the determination of the readjustment, such determination to be final, non-appealable and binding upon the parties. The fees of the Independent Accountant shall be divided equally between Buyer and Seller. The provisions of this paragraph shall survive the Closing.

ARTICLE 4
CLOSING

4.1    Closing.  Subject to the satisfaction or waiver of the conditions set forth herein, the Closing shall occur within five (5) Business Days following the satisfaction or waiver of all conditions to Closing set forth in Article 9, in the offices of Buyer's lender's counsel (or on such other date and at such other time and place as the parties shall agree in writing) but in no event later than the fifth business day following the satisfaction of the conditions precedent to Closing as set forth in Section 9, below.

4.2    Seller's Deliveries at Closing.  At Closing, Seller shall deliver, or cause to be delivered, to Buyer, the following items:

(a)    a Bill of Sale in the form of Exhibit 3.2(a) attached hereto;

(b)    Assignment of Leases in the form of Exhibit 3.2(b) attached hereto as to each of the Acquired Real Property Leases;

(c)    Assignments of Intellectual Property in the forms of Exhibit 3.2(d) attached hereto;

(d)    Assignment and Assumption Agreement in the form of Exhibit 3.2(e) attached hereto;

(e)    for each interest in the Acquired Owned Real Property a special warranty deed form or such other appropriate document or instrument of transfer, as the case may require, each in form and substance reasonably satisfactory to Buyer and Seller and duly executed by Seller;

(f)    such other deeds, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyer, each in form and substance reasonably satisfactory to Buyer and duly executed by Seller;

(g)    a certificate, dated as of the Closing Date and signed by the Chief Executive Officer of Seller, in corporate capacity, stating that all conditions specified in Section 9.1 have been satisfied, which certificate shall be in form and substance reasonably satisfactory to Buyer;

(h)    certified copies of the resolutions duly adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement, the Related Agreements and any other agreement or instruments contemplated hereby or thereby, and the consummation of the transactions contemplated herein by Seller; and

(i)    such other instruments and documents as are reasonably necessary in connection with the transactions contemplated by this Agreement;

(j)    physical possession and control of the Acquired Assets as soon thereafter as possible; and

(k)    a transition services agreement in form and substance reasonably acceptable to Buyer and Seller (the "Transition Services Agreement").

4.3    Buyer's Deliveries at Closing.  At Closing, Buyer shall deliver, or cause to be delivered, to Seller, the following items:

(a)    payment of the Purchase Price specified under Section 3.1;

(b)    the Related Agreements;

(c)    a certificate, dated as of the Closing Date and signed by an executive officer of Buyer in corporate capacity, stating that the conditions specified in Section 9.2 have been satisfied, which certificate shall be in form and substance satisfactory to Seller;

(d)    certified copies of the resolutions duly adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement, the Related Agreements and any other agreement or instruments contemplated hereby or thereby, and the consummation of the transactions contemplated herein by Buyer; and

(e)    such other instruments and documents as are reasonably necessary in connection with the transactions contemplated by this Agreement.

4.4    Closing Costs.  In addition to any other costs to be borne by Seller pursuant to this Agreement, Seller shall pay the cost of obtaining the Title Evidence, the cost of obtaining the Bidding Procedures Order and the Sale Order (excluding any legal fees or other costs of Buyer relating thereto), the cost of recording curative instruments, the cost of recording the deed(s) conveying the Acquired Owned Real Property, all Taxes applicable to, imposed upon or arising out of the sale or transfer of the Acquired Assets to Buyer and the other transactions contemplated by this Agreement (including, but not limited to, sales, use, gross receipts, and intangible taxes). In addition to any other costs to be borne by Buyer pursuant to this Agreement, Buyer shall pay all costs and expenses incurred by Buyer as a result of any financing obtained by Buyer and the cost of any commitment, title policy, or survey it chooses to obtain, and all documentary stamps, if applicable. Except as set forth in this Section or elsewhere in this Agreement, each of the parties shall bear its own expenses and the expenses of its counsel and other agents in connection with the transactions contemplated hereby. Notwithstanding the foregoing, inasmuch as the transactions contemplated hereby are contemplated by the Sale Order, such transactions, including conveyance of the Acquired Owned Real Property, are and shall be, to the greatest extent permissible under Applicable Law, subject to the provisions of section 1146(c) of the Bankruptcy Code.

ARTICLE 5
REAL ESTATE MATTERS

5.1    Leases.  One hundred and thirty-six (136) of the restaurants included in the Acquired Operations (subject to adjustments as provided in this Agreement) are currently leased by Seller from third-party lessors, pursuant to the Acquired Real Property Leases set forth on Schedule 2.1(c) attached hereto ("Leased Real Property").

5.2    Assignment of Leases.  At the Closing, Seller shall satisfy all cure costs and assign to Buyer all of its rights, title and interest in and to each of the Acquired Real Property Leases pursuant to the Assignment of Lease and pursuant to section 365 of the Bankruptcy Code.

5.3    Survey, Title Evidence.

(a)    Seller will deliver to Buyer its most recent survey of each parcel of Acquired Owned Real Property and, to the extent applicable and to the extent in Seller's possession, Acquired Real Property Leases, and its most recent title insurance policy or other evidence of title (with copies of title exceptions) relating to each parcel of Acquired Owned Real Property and, to the extent applicable and to the extent in Seller's possession, Acquired Real Property Leases (collectively, the "Title Evidence"). Buyer may at its cost update the Title Evidence and/or seek or obtain new title insurance policies insuring its title after Closing, but the same shall not delay or constitute a separate condition to Closing, except with respect to the continued material accuracy of the representations and warranties that Seller makes expressly in this Agreement.

(b)    If Buyer discovers a matter of title or survey that would breach the Seller's representations or warranties in this Agreement, Buyer may at least twenty (20) days prior to the scheduled Closing, furnish Seller a written statement of reasonable title and survey objections which, in Buyer's reasonable judgment, would interfere with or impair Buyer's use of such Acquired Owned Real Property or such Leased Real Property for the operation of the Business ("Material Objections").

(c)    Seller shall have ten (10) days from the date of written notice by Buyer of any Material Objection (the "Cure Period") to satisfy such Material Objections in all material respects and Seller shall provide written notice to Buyer of Seller's actions in regard to such Material Objections (a "Cure Notice"). If Seller fails to satisfy all Material Objections in all material respects on or prior to the expiration of the Cure Period, then Buyer's sole right and remedy shall be to either (i) waive the objections and elect to close on such Acquired Owned Real Properties or Leased Real Property, (ii) give notice that the Acquired Owned Real Properties or Leased Real Property affected by the uncured Material Objections are now Excluded Assets, by giving written notice of such determination (an "Election Notice"), within five (5) Business Days after expiration of the Cure Period, in which event the Purchase Price will be appropriately adjusted pursuant to the Adjustment Mechanism. As used herein, "Adjustment Mechanism" means (a) first, that the parties confer and negotiate in good faith a reduction in the Purchase Price in respect of such Excluded Assets, and (b) if the foregoing has not resolved the matter within 20 days, then pursuant to summary binding alternative dispute resolution with a mediator or arbitrator mutually acceptable to the parties (or appointed by the Bankruptcy Court if the parties cannot so mutually agree), such summary binding alternative dispute resolution to be held in Miami, Florida and each party will be represented by a person authorized to settle the matter. Buyer will be deemed to have elected to waive the Material Objections if no Election Notice is so given to Seller within such time period.

ARTICLE 6
OTHER MATTERS

6.1    Risk of Loss.  From the date hereof through the Closing Date, all risk of loss or damage to the property included in the Acquired Assets shall be borne by Seller, and thereafter shall be borne by Buyer. If any portion of the Acquired Assets is destroyed or damaged by fire or any other cause on or prior to the Closing Date, other than use, wear or loss in the ordinary course of business, Seller shall give written notice to Buyer as soon as practicable after, but in any event within five (5) Business Days of, discovery of such damage or destruction, identifying the affected Acquired Assets, the amount of insurance, if any, covering such Acquired Assets and the amount, if any, which Seller is otherwise entitled to receive as a consequence. If the assets so destroyed or damaged are material to the operation of the Business or the Acquired Assets, taken as a whole, in Buyer's reasonable judgment, then Buyer shall have the right, exercisable prior to Closing by Buyer's written notice to Seller no later than ten (10) Business Days after receipt of Seller's notice hereunder, to either (a) accept such Acquired Assets in their destroyed or damaged condition in which event Buyer shall be entitled to the proceeds of any insurance or other proceeds payable with respect to such loss, or (b) designate a damaged asset as one of the Excluded Assets pursuant to Section 5.3 (c) (notwithstanding that the time period for such designation may have passed pursuant to Section 5.3 (c)), in which event (i) the Purchase Price shall be adjusted pursuant to the Adjustment Mechanism, and Seller shall retain any insurance proceeds relating to the assets so excluded. In the event of the total loss or incapacitating damage (by reason of an Act of God or the public enemy, or for other reasons of force majeure) to the Seller's management team or its Headquarters Facility, so that Seller's operations are materially adversely affected thereby as of the scheduled Closing, then the Seller may delay the scheduled Closing for up to thirty (30) days in order to demonstrate to Buyer that the Buyer can operate and sustain such operations notwithstanding such event.

6.2    Consents.  Buyer acknowledges that the Sale Order will authorize the assumption and assignment of the Acquired Contracts and the Acquired Real Property Leases without the requirement of any consent by the parties thereto. Seller and Buyer shall use their commercially reasonable efforts prior to Closing to obtain all consents of third parties, other than those obviated by the Sale Order, which are necessary for the consummation of the transactions contemplated hereby (without conditions materially adverse to Buyer). All such necessary third-party consents shall be in writing and executed counterparts thereof shall be delivered to Buyer promptly after Seller's receipt thereof but in no event later than two (2) Business Days prior to the Closing Date. Notwithstanding the foregoing or anything contained herein to the contrary, this Agreement shall not constitute an agreement to assign any lease or contract or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, notwithstanding the Sale Order and without the consent of a third party thereto, would constitute a default thereof or in any way materially adversely affect the rights of Buyer thereunder. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights thereunder so that Buyer would not receive all such rights, Seller shall use its commercially reasonable efforts after Closing to provide to Buyer the benefits under any such lease or contract or any claim or right, including, without limitation, enforcement for the benefit of Buyer of any and all rights of Seller against a third party thereto arising out of the default or cancellation by such third party or otherwise.

6.3    Seller's Chapter 11 Bankruptcy Case.

(a)    Notwithstanding any conflicting or inconsistent provisions of this Agreement, the Seller's obligations under this Agreement and the transactions contemplated hereby are subject to and contingent upon the approval and authorization of the Bankruptcy Court. On or prior to October 31, 2003 (the "Petition Date"), Seller shall commence the Bankruptcy Case. On or before November 7, 2003, Seller shall file a motion (the "Sale Motion") pursuant to sections 363 and 365 of the Bankruptcy Code seeking entry of an order approving, among other things, (i) the bidding procedures (the "Bidding Procedures") attached hereto as Exhibit 6.3(a), (ii) the Break-Up Fee, the Expense Reimbursement, and the No-Shop Provisions, (iii) scheduling an auction (the "Auction") and Sale Hearing to consider approval of the Asset Sale, and (iv) the form and manner of notice of the Sale Motion and Sale Hearing.

(b)    The Seller shall use commercially reasonable efforts to obtain entry of an order (the "Bidding Procedures Order") approving the Sale Motion, but in no event shall the hearing on the Bidding Procedures Order be held before November 28, 2003 or later than December 4, 2003. The Bidding Procedures Order shall be in the form set forth in Exhibit 6.3(b)(i) (as may be amended or extended from time to time with the consent of the Seller and Buyer), provided, that entry of the Bidding Procedures Order in the form attached as Exhibit 6.3(b)(ii) (including the Bidding Procedures appended thereto) shall be acceptable to Buyer and shall satisfy the requirements of this Section 6.3 and shall provide among other things the following:

(i)    that the hearing to consider entry of the Bankruptcy Court approval (the "Sale Hearing") shall be set not later than the later of January 15, 2004 or 45 days after the entry of the Bid Procedures Order;

(ii)    that any confidentiality agreement provided to or utilized by a Person in connection with the purchase of the Assets shall contain terms no more favorable than those contained in the Confidentiality Agreement executed by the Buyer;

(iii)    that competing bids shall include additional cash consideration of not less than the Break-Up Fee, the Expense Reimbursement and shall assume the Assumed Liabilities, and that an successive overbids shall be made in increments not less that $200,000 of cash consideration in excess of the last submitted, highest qualified bid for the Acquired Assets;

(iv)    that a proposal for a competing bid must be in writing and submitted using the Agreement as a form marked to show changes (including, without limitation, the price and the specific assets to be purchased), along with any other bid package requirements (a "Competing Agreement");

(v)    that a Competing Agreement shall be for the purchase of substantially all of the Acquired Assets and the assumption of substantially all of the Assumed Liabilities, and accompanied by a marked copy of this Agreement, reflecting the changes required by the Alternative Buyer (as defined below);

(vi)    subject to the foregoing provisions, that the Bidding Procedures shall govern the terms and conditions of competing bids and of the Asset Sale and the Auction;

(vii)    Seller will commence the Auction three (3) Business Days prior to the date set for the Sale Hearing. The Auction shall be concluded and the highest and best offer determined and announced at the conclusion of the Auction, provided, however, that if the competing bids include different economic terms (e.g., alternative forms of consideration as the Purchase Price or different bundles of Acquired Assets or Assumed Liabilities), the Seller shall have one Business Day after the Auction concludes, to evaluate such competing bids for the sole purpose of determining and announcing the highest and best bid (and the Seller shall not in such time solicit from any competing bidders additional consideration, terms or conditions), which determination and announcement shall be final;

(viii)    that in the event one or more parties other than Buyer (an "Alternative Buyer") enters into an agreement with Seller to consummate an Alternative Transaction in accordance with the Bidding Procedures, then the Buyer shall be entitled to the Break-Up Fee from the Alternative Buyer's Deposit, as defined below, and Seller shall cause the Alternative Buyer to place the Alternative Buyer's Deposit (in the amount of Break-Up Fee and the Expense Reimbursement) in cash in escrow with the Seller's counsel for payment subject to the terms of Section 10.2 hereof, provided that the Seller has not previously notified the Buyer in writing that it is in material breach of this Agreement;

(ix)    that, upon consummation of an Alternative Transaction (or the forfeiture of the Alternative Buyer's Deposit), and subject to terms of Section 10.2 hereof, and from the Alternative Buyer's Deposit, payment to Buyer in reimbursement (the "Expense Reimbursement", subject to court approval as to reasonableness, of Buyer's documented out-of-pocket costs, fees and other expenses (including legal expenses and other professional fee and expenses, and travel expenses) incurred in connection with this proposed acquisition of the Acquired Assets from and after October 20, 2003 (including without limitation the negotiation of the Agreement, drafting, review and comments on drafts, attendance at hearings and due diligence) (collectively, "Expenses"), up to a maximum aggregate amount of $250,000;

(x)    that a bid by an Alternative Buyer will not be considered by Seller as qualified for the Auction if (1) such bid is not received by Seller and Buyer in writing on or prior to the fifth day prior to the Auction, or (2) such bid or other information submitted by the bidder does not contain satisfactory evidence that the Person submitting it has sufficient financial wherewithal to consummate the purchase contemplated thereby;

(xi)    that any Alternative Buyer submitting a competing bid to provide an earnest money cash deposit (the "Alternative Buyer's Deposit") in accordance with the Bidding Procedures of an amount not less than the Break Up Fee and the Expense Reimbursement;

(xii)    that if one or more bids are submitted in accordance with the Bidding Procedures (the "Qualified Bids"), Seller will conduct the Auction three (3) Business Days prior to the date set for the Sale Hearing. At the Auction, Buyer shall submit this Agreement as its initial bid (or any higher or better bid amount in excess of the Purchase Price and terms of this Agreement), and Seller shall have the right, in its sole discretion, to select the highest and best bid from Buyer and any Alternative Buyer who submitted a Qualified Bid (the "Highest and Best Bid"), subject to resolution of any dispute by the Bankruptcy Court;

(xiii)    only the Persons who submitted Qualified Bids and any other Person permitted to participate in the Auction by order of the Bankruptcy Court may participate in the Auction;

(xiv)    that the Break-Up Fee and Expense Reimbursement shall be payable by Seller to Buyer subject to the other terms of this Agreement provided that Buyer submits this Agreement (or a higher price) as the first bid in the Auction;

(xv)    that in the event Seller enters into an agreement with an Alternative Buyer to consummate an Alternative Transaction, (1) the Break-Up Fee and Expense Reimbursement  shall be paid from the Alternative Buyer's Deposit and shall be allowed as an administrative expense with priority with respect to the Alternative Buyer's Deposit under section 507(a)(1) of the Bankruptcy Code, and Seller shall assign any and all of its rights, title, Claims and interests in and to the Alternative Buyer's Deposit, including the right to receive the proceeds from the Alternative Buyer's Deposit if forfeited pursuant to Section 3(b)(vi) of the Bidding Procedures, and Seller hereby grants the Buyer a Lien in and to the Alternative Buyer's Deposit and the right to receive the proceeds from such deposit, which Lien shall be senior to and have priority (effective as of the date hereof and without the necessity of the execution by the Debtor or the filing or recordation of mortgages, security agreements, financing statements or otherwise), over any and all Claims, interests, Liens, rights or encumbrances in existence on the date hereof or granted subsequent to the date of an Order approving the Bidding Procedures that may be claimed by the Seller or any party-in-interest, including without limitation, any and all Liens that may be asserted by the Seller's secured creditors, and such Alternative Buyer's Deposit and the Seller's right to receive the proceeds from such deposit shall not constitute the proceeds of prepetition collateral of the prepetition lenders and such deposit shall be free and clear of any and all Liens, Claims or encumbrances other than those of Buyer; and (2) payment of the Break-Up Fee and Expense Reimbursement shall be made to Buyer promptly after the first to occur of the closing and consummation of the Alternative Transaction, or the termination of the Alternative Transaction in any circumstances under which the Seller (or its estate) becomes entitled to retain or obtain payment of the Alternative Buyer's Deposit (the parties acknowledging and agreeing, however, that if the Alternative Transaction fails to close in any circumstances under which the Seller (or its estate) does not become entitled to retain or obtain payment of the Alternative Buyer's Deposit, then the Buyer's Break Up Fee or Expense Reimbursement that would be payable or paid to Buyer under this Agreement, the Bidding Procedures Order, or otherwise, shall constitute a general unsecured claim against the Seller's estate);

(xvi)    that in the event of a competing bid, Buyer shall be entitled to submit successive overbids and shall be entitled, in the calculation of the amount of Buyer's overbids, to credit bid in the sum of the Break-Up Fee and the Expense Reimbursement; and

(xvii)    that in the event this Agreement is terminated by Seller pursuant to 10.1(j) or (k), then Buyer shall be entitled (in addition to the return to Buyer of the Earnest Money and of the interest earned therein) to payment from Seller, subject to court approval as to reasonableness, of the Buyer's Expenses (the "Alternate Expense Reimbursement").

(c)    Each of the parties hereto agrees to file this Agreement with the Bankruptcy Court promptly following execution by the parties.

(d)    In the event the Final Order of the Bankruptcy Court is appealed, the Sellers shall use all reasonable efforts to defend such appeal.

(e)    Buyer has (i) simultaneously with the execution of this Agreement, delivered to Seller's attorney, to hold in escrow pursuant to an Earnest Money Escrow Agreement in substantially the form attached hereto as Exhibit 6.3(e), which Earnest Money Escrow Agreement is being executed and delivered simultaneously with this Agreement (the "Earnest Money Escrow Agreement"), a deposit in the amount of $300,000 (the "First Earnest Money"), payable by wire transfer of immediately available U.S. funds to such escrow agent, pursuant to the instructions set forth on Schedule 6.3(e) attached hereto, and (ii) at any time after the date hereof and at least one Business Day before the first scheduled hearing on entry of the Bid Procedures Order, Buyer may deliver to Seller's attorney to hold in escrow pursuant to the Earnest Money Escrow Agreement a deposit in the amount of up to $700,000 (the "Second Earnest Money," and together with the First Earnest Money, the "Earnest Money"). Interest earned on the Earnest Money shall be credited to and become part of the Earnest Money reflected as it is credited to such accounts. The Earnest Money shall be held by the Seller's counsel and disbursed in accordance with one of the following provisions, whichever shall apply:

(i)    If the Closing occurs, then at Closing the amount of the Earnest Money shall be credited toward the Purchase Price and delivered to Seller;

(ii)    If this Agreement is terminated pursuant to Article 10 of this Agreement (other than a termination with respect to which the Earnest Money is payable to Seller pursuant to Section 6.3(e)(iii)), then within two (2) Business Days after such termination, the Earnest Money shall be returned to Buyer; or

(iii)    If (x) this Agreement is terminated by Seller pursuant to Section 10.1(b) of this Agreement and (y) as of the date of such termination Buyer does not have any right to terminate this Agreement pursuant to Article 10, then the Earnest Money shall be paid to Seller as liquidated damages and not a penalty and as the Seller's sole and exclusive remedy. The parties recognize that the determination of damages in the event of a termination of this Agreement pursuant to Article 10 will be difficult and that the disbursement of the Earnest Money constitutes a reasonable estimate of such actual damages, and therefore liquidated damages and not a penalty. Payment of the Earnest Money to Seller in the event of a termination of this Agreement by Seller pursuant to Section 10.1(b) shall be Seller's exclusive remedy under this Agreement.

6.4    Alternative Transactions.  During the period commencing on the date hereof and terminating at the entry of the Bidding Procedures Order, Seller will not, and Seller will cause Seller directors, officers, employees, representatives and agents not to, directly or indirectly, participate in management meetings or conferences, or on site inspections of records or operations of the Seller, or (during such period) solicit (other than providing notice in accordance with the Bidding Procedures Order) any offers from any Person or entity (other than Buyer or as required by Order of the Bankruptcy Court) with respect to (i) any sale of all or a substantial portion of the Acquired Assets to a Person other than Buyer; or (ii) any Alternative Transaction. After the entry of the Bidding Procedures Order, the restrictions set forth in the immediately preceding sentence shall no longer be applicable, and Seller shall be free to solicit offers, and participate in management meetings or conferences, or on site inspections of records or operations of the Seller. At all times, Seller shall promptly notify Buyer of the existence of, the identity of the part(ies) proposing, the material terms and conditions of, and promptly provide Buyer with a copy of, any competing bid for all or a substantial portion of the Acquired Assets or for an Alternative Transaction, together with a description of any materials furnished to any such alternative buyer (the "No-Shop Provisions"). During the Competitive Bidding Period, Seller will have the responsibility and obligation to respond to any inquiries or offers to acquire the Acquired Assets and assume the Assumed Liabilities including supplying information relating to the Business, the Acquired Assets and the Assumed Liabilities to any prospective purchasers. The Chief Restructuring Advisor to the Seller shall at all times during the Competitive Bidding Period have the right to respond to any inquiries or offers to acquire the Acquired Assets and assume the Assumed Liabilities. Additionally, from the date of this Agreement to the Closing Date, Seller shall promptly consult with Buyer about any material matters concerning the Restaurants, the Acquired Assets or the Business, and if any inquiries or proposals (whether written or oral) of the type described in Section 6.4 above are received, Seller shall promptly notify Buyer of such inquiries and proposals and provide Buyer with, among other items or information requested by Buyer, copies of any correspondence evidencing or regarding such inquiries or proposals, the name(s) of the party or parties making such inquiries or proposals, the substance of any such inquiries or proposals and the dates that such inquiries and proposals were made to Seller. Seller agrees to cooperate and promptly provide Buyer with such other information requested by Buyer in connection with any such inquiries or proposals (whether written or oral).

6.5    Operation of Business.  Except as contemplated by this Agreement and to the extent not inconsistent with the Bankruptcy Code or as necessitated by the pendency of the Bankruptcy Proceedings, the operation and information reporting requirements of the Office of United States Trustee (the "UST"), and subject to any order or direction of the Bankruptcy Court, during the period from the date of this Agreement to the Closing, Seller shall operate the Restaurants and the Acquired Assets and conduct the Business in the ordinary course of business consistent with prudent business practices and in compliance with Applicable Law, and to the extent consistent therewith so as to preserve the current value and integrity of the Business, the Restaurants, and the Acquired Assets, pay all post-petition accounts payable consistent with its ordinary course practices, maintain inventory, and supplies at customary operation levels consistent with past operating practices, maintain in full force and effect the existence of all Intellectual Property, maintain insurance on the Restaurants and the Acquired Assets (in amounts and types consistent with past practice), and use its reasonable best efforts to preserve the goodwill and organization of the Business, the Restaurants and its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, prior to the Closing and subject to the requirements of the Bankruptcy Code, the UST, and any Orders entered by the Bankruptcy Court, and subject to Seller's rights to curtail expenses of conducting under-performing operations (consistent with past practices and reasonable business practices) in connection with the Bankruptcy Case, Seller covenants to Buyer that Seller and its Affiliates officers, directors, shareholders, employees, partners, representatives and agents shall:

(a)    operate the Business in the ordinary course of business, and conduct, carry on and maintain and preserve the Business consistent with past practices, including, but not limited to, purchasing inventory for the Restaurants, maintaining inventory levels at the Restaurants, and paying its post petition account payables;

(b)    maintain and preserve its relationships with and the goodwill of suppliers, employees, customers and others having business relations with the Business;

(c)    continue to maintain the casualty and liability insurance covering the Business and the Acquired Assets in effect as of the date hereof;

(d)    unless agreed to by Buyer and excluding any key employee retention plan arrangements as the Bankruptcy Court may approve, not increase in any material manner the salary, bonus, severance or other compensation or benefits of any member of management or other employee of the Business, except for any annual and usual increase in salary to any employee of the Business not a member of management of the Business;

(e)    subject to the provisions of Section 6.18, below, not amend or terminate any Acquired Contract and Acquired Real Property Lease;

(f)    subject to the provisions of Section 6.13, below, not sell, lease, dispose of or otherwise distribute any of the Acquired Assets, except for sales of inventory in the ordinary course of business and consistent with past practices;

(g)    not take or omit to take any action that would require disclosure under Article 7, or that would otherwise result in a breach of any of the representations, warranties or covenants made by Seller in this Agreement in any material respect; or

(h)    agree in writing or otherwise to take any of the foregoing actions.

6.6    Rejected Restaurants.  From the date hereof until the Sale Hearing, Buyer may, by written notice to Seller, designate any of the Restaurants set forth on Schedule 2.1(b) or Schedule 2.1(c) attached hereto as a rejected restaurant ("Rejected Restaurant"), in which case any such designated Restaurant will be excluded from this transaction and not be included as part of the Acquired Operations for purposes of this Agreement. Unless Buyer designates the same as part of the Excluded Assets pursuant to this Agreement, the assets located at or in or relating to any Rejected Restaurant shall be considered an Acquired Asset pursuant to Section 2.1 hereof and shall be subject to the representations, warranties and/or covenants with respect to the Acquired Assets, but not the representations, warranties and/or covenants with respect to the Acquired Operations. If the Buyer designates a Restaurant as a Rejected Restaurant pursuant to this Section 6.6, there shall be no adjustment made to the Purchase Price. All Excluded Assets and all proceeds thereof will remain the property of Seller.

6.7    Intellectual Property.  At or prior to Closing, Seller shall ensure that the Intellectual Property, including, but not limited to, the name "Piccadilly", shall be transferred to Buyer free and clear of any and all Liens, Claims, and Indebtedness.

6.8    Closed Restaurants.  Buyer acknowledges that Seller has closed certain of its owned and leased Restaurants prior to the date hereof and such closed Restaurant buildings may include identification utilizing certain Acquired Intellectual Property. Seller shall (i) remove the name "Piccadilly" and "Morrison's" from the closed restaurants as promptly as practical, and in any event within 30 days after the Closing, and (ii) not use the name "Piccadilly" or "Morrison's" or the Intellectual Property or signage of Piccadilly or Morrison's in connection with the sale or auction of any of the Rejected Restaurants or any assets of the Rejected Restaurants or operations of any of the Rejected Restaurants.

6.9    Disclosure.  Seller and Buyer may disclose the terms of this Agreement as required to comply with federal securities laws or the requirements of the American Stock Exchange, to comply with the Bidding Procedures or to obtain Bankruptcy Court approval of the Seller's execution of this Agreement. Except as set forth in the preceding sentence, public announcements concerning the transactions provided for in this Agreement by either Seller or Buyer shall be subject to the approval of the other party hereto, such approval not to be unreasonably delayed or withheld. Buyer will use the information provided to Buyer by Seller solely for the purpose of Buyer's investigation of the Acquired Assets, and Buyer, its directors, officers, employees, advisors, consultants and agents will keep the information confidential. In the event that the Closing does not occur, each Party will return to the other Party any materials containing confidential information regarding the Business, or will certify in writing that all such materials and copies thereof have been destroyed. The provisions of this Section shall survive the termination of this Agreement, and are intended to supplement, and not supersede, any other written confidentiality agreement between the parties. Notwithstanding anything contained in this Agreement or in any other document, agreement or understanding relating to the transactions contemplated by this Agreement, each party to this Agreement (and each employee, representative, or other agent of such party) is authorized to disclose to any and all persons, beginning immediately upon commencement of discussions regarding the transactions contemplated by this Agreement, and without limitation of any kind, the tax treatment and tax structure of such transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to such party (or any employee, representative, or other agent of such party) relating to such tax treatment and tax structure. For purposes of this authorization, the "tax treatment" of a transaction means the purported or claimed U.S. federal income tax treatment of the transaction, and the "tax structure" of a transaction means any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of the transaction. None of the parties to the transactions contemplated by this Agreement provides U.S. tax advice, and each party should consult its own advisors regarding its participation in the transactions contemplated by this Agreement.

6.10    Access and Right of Inspection.  Between the date hereof and the Closing Date, Seller shall give to Buyer and its officers, agents, employees, counsel, accountants and other representatives, reasonable access to the Acquired Assets, and Seller shall furnish to Buyer such information related to the Acquired Assets, the Restaurants and/or the Business as Buyer shall from time to time reasonably request for the purposes of preparing for the transition of the Acquired Assets from Seller to Buyer, including, without limitation, any internal control recommendations made by its independent auditors in connection with any audit of the Seller or the Business (without thereby waiving or affecting any privilege applicable to communications between Seller and its accountants or other professionals); provided, however, that any such investigation shall be conducted (i) during normal business hours; (ii) in such a manner as not to materially interfere with the operation of the Acquired Assets by Seller and (iii) with respect to any physical inspection of any Acquired Asset, after giving at least one (1) Business Day notice to Seller. Such inspections shall be conducted so as not to unreasonably interfere with the use of each Acquired Asset by Seller. From time to time prior to the Closing Date, Seller shall promptly supplement or amend information previously delivered to Buyer with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or disclosed herein; provided, however, that such supplemental information shall not be deemed to be an amendment to any schedule hereto and shall not change the risk allocation of this Agreement between Buyer and Seller. Seller shall provide Buyer with copies of all pleadings, motions and applications filed by Seller or any third parties in the Bankruptcy Case.

6.11    Access to Books and Records.  For a period of five (5) years after the Closing Date, upon the request of Seller and upon reasonable prior notice for any reasonable purpose, Buyer shall provide Seller and Seller's representatives with access during normal business hours to the books and records of the Business (reflecting operations and transactions prior to the Closing) transferred to Buyer pursuant to this Agreement, and shall allow Seller and Seller's representatives to make copies thereof at Seller's expense. Until the seventh anniversary of the Closing Date, but terminating when the existence of the Seller terminates, Seller will, to the extent necessary in connection with any Taxes (including, without limitation, the tax basis of any Asset) or other matter relating to the Restaurants or the Acquired Assets for any period ending at or prior to the Closing, and without charge to Buyer, (i) retain and, as Buyer may reasonably request, permit Buyer and its agents to inspect and copy all original books, records and other documents and all electronically archived data not deliverable to Buyer at Closing related to the Restaurants or the Acquired Assets and (ii) make reasonably available to Buyer, the officers, directors, employees and agents of Seller and its respective Affiliates. Prior to the seventh anniversary of the Closing Date, or if sooner, the termination of the Seller's existence, Buyer may request in writing that Seller deliver such books and records, and if such request is made and Seller would otherwise destroy or dispose of such books and records, Seller shall not destroy or dispose of or allow the destruction of or disposition of such books and records and records and within ninety (90) days after receipt of Buyer's request, Seller shall deliver books and records to Buyer.

6.12    Interim Financial Information.  Seller shall supply Buyer with (i) consolidated and consolidating unaudited statements of financial condition of Seller within fifteen (15) days after the end of each month commencing October 2003 and ending between the date hereof and the Closing Date and the related unaudited consolidated and consolidating statements of income and retained earnings and statements of changes in financial position for such month, in each case setting forth comparative figures for the related periods in the prior fiscal year, certified by Seller's chief accounting officers (in their capacities as such), subject to year-end and audit adjustments, (ii) unaudited financial information for such period corresponding to the information presented as the results of operations, the proformas, and the financial condition of Seller as set forth in Section VII - Financial Review and Appendix 1 through 5 of the Descriptive Memorandum of Seller dated July 2003 (the "Memorandum"), including, but not limited to, a break down of by Core and Non-Core Cafeterias (as defined in the Memorandum), and adjustments to earnings before interest, taxes, depreciation and amortization (collectively, the "Financial Information"), within (15) days after the end of each month commencing October 2003 and ending between the date hereof and the Closing Date, and the elapsed portion of the fiscal year and (iii) gross revenues and customer guest counts within [two (2)] days of the end of each week ending between the date hereof and the Closing Date and the elapsed portion of the fiscal year.

6.13    No Sale or Encumbrance of Assets.  Except as set forth on Schedule 6.13 attached hereto, and except for Liens granted to Seller's prepetition and postpetition creditors pursuant to the Cash Collateral Order in connection with the Bankruptcy Case (which shall provide that all such Liens shall attach and be transferred to the proceeds of the sale contemplated by this Agreement), Seller will not sell or encumber any Acquired Assets.

6.14    Required Notices and Approvals.  Seller shall give all notices required to be given by it under the Acquired Contracts or Acquired Real Property Leases or otherwise in connection with the transactions contemplated hereby, and use its commercially reasonable efforts to obtain all waivers, Permits, consents, approvals or other authorizations from third parties and Authorities required to be obtained in order to consummate the transactions contemplated herein and to do all things necessary or desirable in connection with the transactions contemplated by this Agreement. Buyer will cooperate in good faith with Seller, and will provide reasonable assistance to Seller in a timely manner, with respect to the matters described in this Section 6.14.

6.15    Hart-Scott-Rodino Act.  On or before the date the Sale Order is entered by the Bankruptcy Court, Buyer and Seller shall file or cause to be filed with the Federal Trade Commission and the United States Department of Justice any notifications required to be filed under the Hart-Scott-Rodino Act ("HSR Act") and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. Seller and Buyer shall each pay one-half of the HSR filing fee. Buyer and Seller shall consult with each other as to the contents of the filings, respond promptly to any requests for additional information made by such agencies, and use commercially reasonable efforts to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing.

6.16    Transition Services.  For a reasonable time after Closing, the Buyer shall make available to Seller (and its permitted successors or designees, such as any liquidating trustee, responsible person or similar representative appointed to act for Seller or its estate in the Bankruptcy Case), office space and support services as reasonably required, all in accordance with the terms and provisions of the Transition Services Agreement.

6.17    Non-Survival of Representations, Warranties, Covenants and Agreements.  The respective representations, warranties and covenants of Seller contained herein, or in any certificates or other documents delivered prior to the Closing, shall expire with, and be terminated and extinguished by, the Closing and thereafter, with the exception of any representation or warranty which was knowingly false when made, neither Seller or Buyer, as the case may be, nor any of their respective director, officer or principal thereof, shall be under any liability whatsoever with respect to any such representation, warranty, covenant or agreement.

6.18    Lease Negotiations and Modifications.  Prior to Seller's entering into any amendments of any Acquired Real Property Leases (or any amendment, rejection or termination of any material Acquired Contract), Seller shall afford to Buyer an opportunity to discuss with Seller or Seller's agents or consultants their objectives regarding such amendments, and Seller shall obtain Buyer's consent in writing with respect to the final form of such amendments. In addition, the Buyer shall have the right to request the Seller and its agent obtain an extension for a minimum of at least five (5) years with respect to such leases as have remaining terms of less than five (5) on terms not materially adverse to Seller and at least as favorable to Seller as the underlying terms then in effect for such lease; provided, however, that the Buyer shall pay all fees and expenses incurred in connection with such extensions, including the fees of Seller's authorized lease negotiation agent.

6.19    Charter Amendment.  On or prior to the Closing Date, Seller shall amend its charter for purposes of changing its name to any corporate name not including the name "Piccadilly" or "Morrisons". Additionally, Seller shall, within thirty (30) days after the Closing Date, cease doing business under the names "Piccadilly," "Piccadilly Cafeterias," "Morrison's" or any variations thereof.

6.20    Deliveries After Closing.  From time to time after the Closing, at Buyer's request and without further consideration from Buyer, Seller shall and shall cause any of its Subsidiaries and their successors and assigns, as applicable, to execute and deliver such other instruments of conveyance and transfer and take such other action as Buyer reasonably may require to convey, transfer to and vest in Buyer and to put Buyer in possession of any rights or property to be sold, conveyed, transferred and delivered hereunder.

6.21    COBRA.  Seller shall be solely responsible for compliance with the requirements of COBRA (if applicable, the parties acknowledging that the Seller may terminate its Seller Plan for health insurance after Closing), including, without limitation, the provision of continuation coverage, with respect to all employees or former employees of Seller or its Subsidiaries and their qualified beneficiaries for whom a qualifying event occurs prior to or in connection with the transactions contemplated by this Agreement. The terms "continuation coverage," "qualified beneficiaries," and "qualifying event" are used herein with the meanings ascribed to them in COBRA.

6.22    Notice of Sale.  Notice of this Agreement and notice of the Sale Motion and Sale Order and the hearings therefor shall be duly and properly given by publication notice and by actual notice to all known creditors and known parties in interest in the Bankruptcy Case, including but not limited to, any known parties holding consensual or nonconsensual Liens on the Acquired Assets, the lessors on the material leases, the non-Seller parties to the Acquired Contracts being assumed pursuant to this Agreement, the employees of the Business, and applicable taxing and governmental Authorities.

6.23    Further Assurances.  Subject to the terms and conditions of this Agreement, the parties hereto shall use their commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law and Orders to consummate and make effective as promptly as possible the transactions contemplated by this Agreement and the Related Agreements, and to cooperate with each other in connection with the foregoing, including without limitation using their commercially reasonable efforts (a) to obtain all necessary waivers, consents, and approvals from other parties to loan agreements, leases, mortgages and other Contracts; (b) to obtain all necessary Permits, consents, approvals and authorizations as are required to be obtained under any Applicable Law or Order; (c) to lift or rescind any injunction or restraining order or other Order adversely affecting the ability of the parties to consummate the transactions contemplated hereby; (d) to effect all necessary registrations and filings; and (e) to fulfill all conditions to the obligations of the parties under this Agreement. Each of the Buyer and Seller further covenants and agrees that it shall use its respective commercially reasonable efforts to prevent, with respect to a threatened or pending preliminary or permanent injunction or other Applicable Law or Order the entry, enactment or promulgation thereof, as the case may be.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as of the date hereof and Closing Date that:

7.1    Organization, Standing and Power.  Seller is a corporation organized, validly existing and in good standing under the laws of the State of Louisiana and has the requisite corporate power and authority to carry on its business as now being conducted and to own, operate and lease its respective properties and assets, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect.

7.2    Authority.  Seller has all requisite corporate power and authority to enter into this Agreement and the Related Agreements and upon entry of the Bidding Procedures Order and the Sale Order will have all requisite corporate power and authority to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Related Agreements by Seller and the consummation by Seller of the transactions contemplated hereby and thereby have been or prior to Closing will be duly authorized by all necessary corporate action on the part of Seller or by Order of the Bankruptcy Court, subject to the conditions set forth in this Agreement. This Agreement has been duly executed and delivered by Seller and, upon entry of the Sale Order, will constitute the valid and binding obligation of Seller enforceable against Seller in accordance with its terms.

7.3    No Conflict.  Except as set forth on Schedule 7.3 attached hereto and under HSR, and except as contemplated by the Bankruptcy Code, and subject to entry of the Bidding Procedures Order and the Sale Order by the Bankruptcy Court, neither the execution, delivery or performance of this Agreement and the Related Agreements, the consummation of the transactions contemplated by this Agreement and the Related Agreements nor the compliance with the provisions hereof or thereof will (i) contravene, conflict with, or result in a violation of any provision of the articles of incorporation or bylaws of Seller (except if permitted or authorized by Order of the Bankruptcy Court), (ii) to Seller's Knowledge, (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default or event of default under (whether with or without due notice, the passage of time or both), (c) result in the creation of any Lien, Claim or Order upon the Acquired Assets or Assumed Liabilities pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, or (e) result in a violation of, the charter or bylaws of Seller or any Applicable Law, Order or material Acquired Contract to which Seller, the Acquired Assets, the Assumed Liabilities or the Acquired Operations is subject. Seller has complied with all Applicable Laws and Orders in connection with the execution, delivery and performance of this Agreement, the Related Agreements and the transactions contemplated hereby and thereby.

7.4    Third Party Approvals.  Except as set forth on Schedule 7.4 attached hereto and for the Bidding Procedures Order and the Sale Order and as contemplated by the other provisions of this Agreement, the execution, delivery and performance by Seller of this Agreement and the Related Agreements and the transactions contemplated hereby and thereby do not require any consents, waivers, authorizations or approvals of, or filings with, any third parties which have not been obtained (or will not have been obtained at or prior to Closing) by Seller, except for those as to which the failure to obtain the same is not reasonably likely to have a Material Adverse Effect.

7.5    Property.

(a)    Schedule 2.1(b) attached hereto sets forth a complete and accurate list of all of the Acquired Owned Real Property. With respect to such Acquired Owned Real Property (i) Seller has good and marketable title in fee simple to such Acquired Owned Real Property, together with all the tenements, hereditaments, appurtenances, rights, easements, privileges and rights-of-way incident thereto, free and clear of all Liens and Claims other than those created by, through or under Buyer, except Permitted Liens and except for Liens granted to Seller's prepetition and postpetition creditors pursuant to the Cash Collateral Order (which shall provide that all such Liens shall attach and be transferred to the proceeds of the sale contemplated by this Agreement) in connection with the Bankruptcy Case, and except for Liens in respect of which such property will be conveyed free and clear pursuant to the Sale Order; (ii) except as set forth in Schedule 7.5(a) attached hereto, Seller has not leased or otherwise granted to any Person the right to use or occupy the Acquired Owned Real Property or any portion thereof; and (iii) other than the right of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Acquired Owned Real Property or any portion thereof or interest therein created by, through or under Seller.

(b)    Schedule 2.1(c) attached hereto sets forth a complete and accurate list of all of the Acquired Real Property Leases. Seller has made available to Buyer a true, correct and complete copy of each of the Acquired Real Property Leases and all material amendments thereto, and, to the extent in Seller's possession, all surveys and leasehold title insurance policies with respect thereto and all other material instruments, Contracts (including the title exceptions) pertaining to or benefiting any such properties, including any documents related to any rights or privileges pertaining or appurtenant thereto, such as appurtenant easements, easements in gross or restrictive covenants. Except as indicated in the material made available pursuant to the previous sentence and described on Schedule 2.1(c) attached hereto, the Acquired Real Property Leases represent the entire agreement between the respective landlord and each Seller with respect to the respective Leased Real Property and, except as permitted herein, none of the Acquired Real Property Leases has been materially modified since such copies were made available to Buyer. Seller is not a party to any oral real property leases with respect to the Acquired Leased Premises. With respect to each Acquired Real Property Lease (i) such lease is valid, binding, and in full force and effect; (ii) to Seller's Knowledge, except for matters resulting from the commencement of the Bankruptcy Case, there are no material disputes with respect to such lease or other disputes that would give the landlords a right to terminate such Acquired Real Property Leases except as set forth on Schedule 7.5(b) attached hereto; (iii) to Seller's Knowledge, no other party is in material breach or default under such lease and, as of the date of this Agreement, no party has been given notice of termination; and (iv) except as set forth on Schedule 7.5(b) attached hereto, Seller has not assigned, subleased, mortgaged, deeded in trust or otherwise transferred or encumbered such lease or any interest therein, except for any Permitted Liens and except for Liens granted to Seller's prepetition and postpetition creditors pursuant to the Cash Collateral Order in connection with the Bankruptcy Case (which shall provide that all such liens shall attach and be transferred to the proceeds of the sale contemplated by this Agreement).

(c)    Seller is in peaceful and undisturbed possession of the Acquired Owned Real Property and the Acquired Leased Premises and there are no contractual or legal restrictions that preclude or restrict its ability to use the same for the purposes for which they are currently being used. Each parcel of Acquired Owned Real Property and Acquired Leased Premises is occupied under a valid and current certificate of occupancy or similar permit and there are no facts known to Seller that would prevent the Acquired Owned Real Property and Acquired Leased Premises from being occupied by Buyer after the Closing in the same manner as occupied by Seller immediately prior to the Closing. All Permits used by or in connection with the Acquired Owned Real Property and Acquired Leased Premises are in good standing and not in default in any material respect, and, to Seller's Knowledge, there is no event that, with the passage of time or giving of notice, or both, would constitute a violation of or breach of any such Permit, except where the violation or breach would not be reasonably likely to have a material adverse effect on any such Acquired Restaurant.

(d)    Seller has good and valid title to all furniture, trade fixtures, machinery, computers, cash registers and equipment owned by Seller located at and used in connection with the operation of the Acquired Restaurants and the Acquired Operations (including Seller's rights to such furniture, fixtures and equipment under the Equipment Leases, the "FF&E"). The FF&E is all of the FF&E necessary to operate the Acquired Restaurants and the Acquired Operations as of the Closing Date as currently operated. The FF&E is to be sold and conveyed to Buyer hereunder in "as is, where is" condition.

(e)    Schedule 7.5(e) attached hereto lists all of the material equipment leases under which Seller is lessee or sublessee of any FF&E or other personal property used in the operation of the Acquired Restaurants and the Acquired Operations (the "Equipment Leases"). True, correct and complete copies of the Equipment Leases and all amendments thereto have been made available to Buyer by Seller. Except as permitted herein, such Equipment Leases have not been further modified in any material respect, are valid and legally binding upon the parties thereto and remain in full force and effect in all material respects. Except for matters resulting from the commencement of the Bankruptcy Case, there is not, to Seller's Knowledge, under any of the Equipment Leases: (i) any default by Seller or the lessors that could reasonably be anticipated to have a Material Adverse Effect; or (ii) any event which, with notice or lapse of time, or both, would constitute a default by either Seller or by the lessors that could reasonably be anticipated to have a Material Adverse Effect.

(f)    Seller has good and valid title to or leasehold interest in the Acquired Buildings and Leasehold Improvements. The Acquired Buildings and Leasehold Improvements are to be sold and conveyed to Buyer hereunder in "as is, where is" condition.

7.6    Acquired Restaurants.  Except as set forth on Schedule 7.6 attached hereto (i) all of the Acquired Owned Real Property and Acquired Real Property Leases (collectively, the "Properties") are zoned properly for operation as a restaurant as currently operated or the operation of a restaurant as currently operated on such Properties constitutes a legal nonconforming use, (ii) none of the Acquired Buildings or Leasehold Improvements or equipment therein nor the operation or maintenance thereof, violates any Applicable Law or violates any Order which, if violated, could reasonably be anticipated to have a material adverse effect on any such Acquired Restaurant, and Seller has not received any notice of any violation or alleged violation thereof which is reasonably likely to have a material adverse effect on any such Acquired Restaurant. To Seller's Knowledge, the Properties are suitable for the purposes for which they are presently being used. Except as set forth on Schedule 7.6 attached hereto, there are no condemnation or eminent domain proceedings pending against any of the Properties, and to Seller's Knowledge Seller has not received any notice of the intent of any Authority to take or use the Properties or any part thereof.

7.7    Acquired Contracts.  True, correct and complete copies of all Acquired Contracts to which Seller is a party (other than the Permits and Acquired Real Property Leases) that are primarily related to the operation of the Acquired Restaurants and the Acquired Assets and all amendments thereto have been made available to Buyer by Seller and are listed on Schedule 2.1(a) attached hereto. Except as permitted herein, none of the Acquired Contracts has been materially modified since such copies were made available to Buyer. To Seller's Knowledge, and except as set forth on Schedule 7.5(b) attached hereto, and except for defaults caused by the commencement of the Bankruptcy Case, each Acquired Contract is valid, binding upon Seller and in full force and effect in all material respects, and no material default or event of default by Seller or, to Seller's Knowledge, any other party thereto, exists under any of the Acquired Contracts. To Seller's Knowledge, as of the date of this Agreement, no party to any of the Acquired Contracts has given notice of default or termination. Except in respect of Liens in favor of the Senior Lenders, Seller has not made an assignment or transfer of any of its rights under any of the Acquired Contracts.

7.8    Claims, Litigation and Disputes.  Except as set forth on Schedule 7.8 attached hereto, and except for the Bankruptcy Case, and orders entered by the Bankruptcy Court, there has not been since January 1, 2000, any Claim, litigation, grievance, arbitration or other legal proceeding at law or equity or before any Governmental Entity or to Seller's Knowledge threatened against Seller, (i) relating to Seller's ability to perform its obligations hereunder, or (ii) materially and adversely affecting (a) the rights granted under the Acquired Contracts and Acquired Real Property Leases, or (b) the ownership, use, maintenance or operation of the Acquired Assets or Acquired Operations by Seller.

7.9    Compliance with Laws.  Except as disclosed on Schedule 7.9 attached hereto, the Acquired Assets and Acquired Operations have been operated in material compliance with all Applicable Laws and Orders, including those relating to the safe conduct of the Business, environmental protection, consumer protection, equal opportunity discrimination, health, sanitation, fire, zoning, building and occupation safety. Except as set forth on Schedule 7.9 attached hereto, Seller has not received any written notice within the past 12 months relating to any material violations or any alleged material violations of, or any investigation with respect to, any applicable Order, Applicable Law, agency agreement, arbitration award, penalty or fine entered by any Authority relating to the Acquired Operations or the Acquired Assets, which violations, if they occurred, or the failure to cure such violations, would be likely to result in a material adverse effect on any such Acquired Restaurant.

7.10    Taxes.  Except as disclosed on Schedule 7.10 attached hereto:

(a)    To the extent that under Applicable Law the failure of this representation to be true or correct could result in a Lien upon or claim against the Acquired Assets or in a claim against Buyer as transferee or owner of the Acquired Assets (i) Seller has filed or has caused to be filed on a timely basis (or has timely requested an extension of time to file) all Tax returns that are or were required to be filed with respect to the Acquired Assets and the operation of the Business; (ii) all such Tax returns accurately reflect all liabilities required to be reflected thereon; and (iii) except for Taxes the payment of which would not be required pursuant to applicable exemptions or exceptions, including those provided by the Bankruptcy Code or otherwise by reason of the commencement or pendency of the Bankruptcy Case, all Taxes due and payable by Seller with respect to the Acquired Assets and the operation of the Business as shown in such Tax returns have been timely paid, and all other Taxes due by or with respect to the income, assets or operations of the Seller for all Pre-Closing Periods have been timely paid or will be timely paid in full on or prior to the Closing Date or accrued and adequately disclosed on the books and records of the Seller.

(b)    To the extent that under Applicable Law the failure of this representation to be true or correct could result in a Lien upon or claim against the Acquired Assets or in a claim against Buyer as transferee or owner of the Acquired Assets (i) no material deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Tax has been proposed, asserted or assessed by any Governmental Entity against Seller with respect to the Acquired Assets and the operation of the Business and there is no action, suit, taxing authority proceeding or audit now in progress, pending or, to Seller's Knowledge, threatened against or with respect to Seller with respect thereto, that could reasonably be expected to have a Material Adverse Effect, and (ii) there are no material Liens for Taxes (other than for current Taxes not yet due and payable or those being contested in good faith and by appropriate proceedings) upon the Acquired Assets.

7.11    Governmental and Regulatory Consents and Approvals.  Other than required approval under the HSR Act and by the Bankruptcy Court, there is no Governmental Entity that must consent to the execution, delivery or performance of this Agreement by Seller, except where the failure to obtain any such consent of such Governmental Entity would not have a Material Adverse Effect or would not materially adversely effect the ability of Seller to consummate the transactions contemplated hereby.

7.12    Financial Statements.

(a)    Seller has provided Buyer true, complete and correct copies of (i) the audited balance sheets of Seller as of July 1, 2003 and July 2, 2002, respectively, and the related audited statements of operations, changes in shareholders' equity, and cash flows for the fiscal years then ended (the "Audited Financial Statements"), and (ii) the unaudited balance sheet of the Seller as of September 30, 2003 and unaudited statements of operations, changes in shareholders' equity and cash flow for the three-month period then ended, the (iii) the Financial Information, and (iv) management's unaudited presentation of certain pro forma financial information to Buyer on or about October 23, 2003 (collectively, the "Financial Data"). The Audited Financial Statements have been audited by Ernst & Young LLP in accordance with generally accepted auditing standards. The Financial Data fairly present the financial position of Seller at the respective dates thereof in accordance with GAAP and such statements of operations, changes in shareholders' equity and cash flows and the notes thereto fairly present the results of operations for the periods referred to therein, in accordance with GAAP, except that the unaudited financial statements have no notes attached thereto and do not have year-end audit adjustments. All of the Financial Data were prepared from the books and records of Seller. There has been, since September 30, 2003, any material adverse change to the Seller's business (taken as a whole), except as set forth in Schedule 7.12 attached hereto, and except for sales declines, restaurant closures, and other consequences of filing the Bankruptcy Case. The net revenues and cost of goods sold for the Acquired Restaurants for the twelve months ended July 1, 2003 and for the three months ended September 30, 2003 are accurately set forth in Schedule 7.12(a) attached hereto. The cost of insurance for the Acquired Restaurants from a third party provider post-Closing will be comparable to the Seller's cost of insurance currently.

(b)    Except as set forth in Schedule 7.12(b) attached hereto (which schedule sets forth, among other things, the letter of credit and surety bonds used by Seller in the operation of the Business), the Business does not have or require for its operations any Indebtedness, obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise, known or unknown to Seller, whether due or to become due) arising out of transactions entered into at or prior to the Closing Date, or any state of facts existing at or prior to the Closing Date, other than: (i) liabilities set forth in the unaudited Financial Statements, or (ii) liabilities and obligations that have arisen after September 30, 2003 in the ordinary course of business (none of which is a liability resulting from breach of a Contract, Applicable Law, Order or warranty, tort, infringement or Claim) and (ii) the liabilities for letters of credit, security deposits, surety bonds, Assumed Gift Card Liabilities and other liabilities set forth in detail on Schedule 7.12(b) hereto.

7.13    Employee and Related Matters.

(a)    Seller is not a party to any collective bargaining agreement covering its employees and, since January 1, 2000, there have been no strikes, work stoppages nor any demands for collective bargaining by any union, labor organization or other Person. There are no unfair labor practice proceedings pending or, to Seller's Knowledge, threatened in writing between Seller and any of its current or former employees or any labor or other collective bargaining unit representing any current or former employee that would reasonably be expected to result in a labor strike, general slow down or general work stoppage.

(b)    Except as otherwise disclosed on Schedule 7.13(b) attached hereto, Seller has not received in the year prior to the date of this Agreement any EEOC, discrimination or civil rights complaints with regard to the employees of the Business, which could reasonably be expected to have a Material Adverse Effect.

(c)    To Seller's Knowledge, Seller has conducted its business in material compliance with all regulations and Orders affecting employment and employment practices applicable to Seller, including the payment of wages and hours.

7.14    Environmental Matters.  Except as otherwise disclosed on Schedule 7.14 attached hereto:

(a)    Seller has obtained all permits, licenses and other authorizations required under all applicable Environmental Laws to operate the Business as it is currently being operated, except for such permits, licenses and authorizations the failure of which to obtain would not reasonably be expected to have a material adverse effect on any such Acquired Restaurant, and all such permits, licenses and authorizations are in full force and effect.

(b)    Seller has conducted its operations of the Business in material compliance with all applicable Environmental Laws.

(c)    To Seller's Knowledge, within the last 12 months (i) no written notice, notification, demand, request for information, citation, summons, complaint or order by any Governmental Entity under any Environmental Law has been issued to or filed with respect to the Business, and (ii) no investigation or review is pending or threatened by any Governmental Entity under any applicable Environmental Law in connection with Seller's operation of the Business, in either case that could reasonably be expected to have a Material Adverse Effect.

(d)    To Seller's Knowledge, none of the Acquired Owned Real Property or Acquired Leased Premises have been designated, restricted or investigated by any Governmental Entity as a result of the actual or suspected presence of Hazardous Substances, and Seller is not aware of any basis for any such designation, restriction or investigation.

(e)    Seller have made available to Buyer true and complete copies of any reports, studies, analyses, tests or monitoring data prepared on behalf of Seller and in Seller's possession with respect to any and all environmental matters relating to the Restaurants, the Business, and the Acquired Assets.

7.15    Brokerage Fees.  Except as set forth on Schedule 7.15 attached hereto, no Person acting on behalf of Seller is entitled to any brokerage or finder's fee or commission in connection with the transactions contemplated by this Agreement.

7.16    Intellectual Property.  Schedule 2.1(j) attached hereto sets forth a complete and correct list of all Intellectual Property owned by, registered in the name of or used by Seller or any Affiliate in the conduct of the Business. Except as set forth on Schedule 7.16 attached hereto, Seller owns the rights to use, in the Business, all of the Acquired Intellectual Property, including but not limited to the name "Piccadilly," "Piccadilly Cafeterias" and any variations thereof, free and clear of all Liens and Claims other than Permitted Liens and Liens granted to Seller's prepetition and postpetition creditors pursuant to the Cash Collateral Order (which shall provide that all such Liens shall attach and be transferred to the proceeds of the sale contemplated by this Agreement) in connection with the Bankruptcy Case, and other than Liens in respect of which such property will be conveyed free and clear pursuant to the Sale Order, and the use of the Acquired Intellectual Property in the conduct of the Business, as currently conducted, does not conflict with the rights of others in any manner. Except as set forth in Schedule 7.16 attached hereto, there are no material licenses or Contracts outstanding or effective granting any other Person any right to use, operate under, license or sublicense any of the Acquired Intellectual Property. Except as set forth in Schedule 7.16, to Seller's Knowledge, Seller has not received any notice or claim that any of the Acquired Intellectual Property infringes upon or conflicts with the rights of any other Person in any manner that could reasonably be expected to cause a Material Adverse Effect.

7.17    Sufficiency of Assets.  Except for the Excluded Assets, and except that operation of the Acquired Assets will require working capital to be supplied by the Buyer, the Acquired Assets are sufficient in all respects and include all necessary properties and other assets for Buyer to operate the Acquired Restaurants and the Acquired Operations as historically operated.

7.18    Permits.  The Permits listed on Schedule 2.1(i) attached hereto are the only permits that have been required for Seller to operate the Business and the Acquired Assets in accordance with Applicable Laws of any Authority, except to the extent that the failure to have a Permit would not reasonably be expected to have a material adverse effect on any such Acquired Restaurant. To Seller's Knowledge, Seller has duly and validly held all such Permits, and each such Permit has been in full force and effect and no suspension or cancellation of any such Permit is threatened.

7.19    Full Disclosure.  No representation made by Seller in this Agreement (as may be modified by the schedules hereto) contains any untrue statement of any material fact or (when taken in the aggregate) omits to state a material fact necessary in order to make the representations contained herein or therein not misleading.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the Execution Date and the Closing Date:

8.1    Organization, Standing and Power.  Buyer is a corporation organized, validly existing, and in good standing under the laws of the State of Delaware and has the requisite power and authority to carry on its business as now being conducted and to effect the transactions contemplated hereunder.

8.2    Authority.  Buyer has all requisite corporate power and authority to enter into this Agreement and the Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Related Agreements by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of Buyer, subject to the conditions set forth in this Agreement. This Agreement has been duly and validly executed and delivered by Buyer and this Agreement constitutes the legal, valid and binding obligation of Buyer and is enforceable against Buyer in accordance with its terms.

8.3    Consents and Approvals; No Violation.  Neither the execution, delivery or performance of this Agreement and the Related Agreements, the consummation of the transactions contemplated by this Agreement and the Related Agreements nor the compliance with the provisions hereof or thereof will, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Buyer under any provision of (i) the charter or organizational document or bylaws of Buyer, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Buyer or (iii) any Order or Applicable Law relating to Buyer or any of its properties or assets, other than, in the case of clauses (ii) or (iii), any such violations, defaults or Liens that, individually or in the aggregate, would not prevent the consummation of any of the transactions contemplated hereby in accordance with the terms of this Agreement. Except for the Governmental Approvals, no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer or is necessary for the consummation of the transactions contemplated by this Agreement.

8.4    Actions and Proceedings.  There are no actions, suits, or other litigation, legal or administrative proceedings or governmental investigations pending or threatened against Buyer which could have the effect of delaying or prohibiting the consummation of the transactions contemplated by this Agreement.

8.5    Brokers.  Except as set forth on Schedule 8.5 attached hereto, no broker, investment banker or other Person engaged by Buyer is entitled to any broker's, finder's or other similar fee or commission payable by Seller in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

8.6    Financing.  Buyer will have sufficient available funds to pay the Purchase Price at Closing.

ARTICLE 9
CONDITIONS OF CLOSING

9.1    Conditions to Obligations of Buyer to Proceed on the Closing Date.  The obligations of Buyer to consummate the transactions provided for by this Agreement shall be subject to the satisfaction or waiver by Buyer, on or prior to the Closing, of each of the following conditions:

(a)    The representations and warranties of Seller herein shall be true and correct in all material respects when made and on the Closing Date with the same effect as though made at such time, except with respect to representations and warranties made expressly as of a given date, which shall continue to be correct in all material respects as of such date. Seller shall have performed in all material respects all of its agreements and obligations set forth in this Agreement, and shall have complied in all material respects with all of its covenants and conditions set forth in this Agreement, prior to or as of the Closing Date.

(b)    All approvals, consents and waivers that are necessary to be obtained by the Seller in order to authorize and effect the transactions contemplated by (and as disclosed in the schedules to) this Agreement shall have been obtained, except where the failure to obtain the same would not have a Material Adverse Effect.

(c)    Seller shall have delivered all documents required to be delivered at Closing pursuant to Section 4.2 hereof.

(d)    The Bankruptcy Court shall have entered orders satisfactory to Buyer, approving the Break-Up Fee, the Expense Reimbursement and the No-Shop Provisions as contemplated by this Agreement, the sale of the Acquired Assets by Seller to Buyer, the assumption and assignment by Seller of the Acquired Contracts to Buyer, such orders shall have become Final Orders and the time period to appeal such Final Orders has expired.

(e)    There shall have been no Material Adverse Change in the Business or Acquired Assets (other than as caused by the commencement of the Bankruptcy Case).

(f)    No preliminary or permanent injunction or other Order issued by a court of competent jurisdiction or by any Authority, or any Applicable Law or Order promulgated or enacted by any Authority shall be in effect which would prohibit, prevent or restrict the consummation of the transactions contemplated hereby.

(g)    No material amount of the Acquired Assets shall have been damaged or destroyed, prior to the Closing Date, by fire or other casualty, whether or not fully covered by insurance, such that the Business cannot be operated in the normal course and/or there is an interruption in the operations of the Business which is reasonably expected to last in excess of fifteen (15) days.

(h)    Seller shall have executed the Earnest Money Escrow Agreement substantially in the form of Exhibit 6.3(e) attached hereto.

(i)    Seller shall have executed Assignments of Intellectual Property substantially in the form of Exhibit 3.2(d) attached hereto.

(j)    The Seller shall not have been required to make, and have made, adequate protection payments in respect of the claims of the Senior Creditors in an amount which exceeds, in the aggregate during the period commencing on the filing of the Bankruptcy Case and ending with entry of the Sale Order, 115% of the amount of such payments as budgeted pursuant to the budget attached to the Motion for Use of Cash Collateral filed at commencement of the Bankruptcy Case, provided, however, that there shall be excluded from such adequate protection payments any amounts attributable to the fees or expenses of counsel or other professionals engaged by or with respect to the claims of the Senior Creditors.

(k)    All of the Acquired Restaurants shall be operating as of the Closing Date (other than any of the same affected by casualty and under repair, as provided for elsewhere in this Agreement). As of the Closing, the operations of each of the Acquired Restaurants shall not be, and shall not be reasonably likely to become, substantially adversely affected by any state of facts, events, or conditions in existence on or before the Closing Date. Any Acquired Restaurants as to which the conditions of this paragraph (k) are not satisfied as of the Closing Date are called the "Cure Restaurants" for purposes of this Section 9.1

In the event that the conditions set forth in any of the subsections in this Section 9.1 are not satisfied as of the scheduled Closing Date, the Buyer shall give the Seller notice thereof on or before the Closing. Upon receipt of such notice, the Seller shall have a period of 30 days in which to cure the noticed matter(s) and satisfy the conditions as to as many of the failed conditions and Cure Restaurants as it is able to remedy within such period. Seller shall be entitled to extend the Closing Date for 30 days in such circumstances, without allowing the Buyer to terminate this Agreement by reason of such delay, such failed condition or otherwise. In the event, however, that the condition set forth in (k) above is failed with respect to one (1) Cure Restaurant, then the Seller may also require the Buyer to close with respect to the remaining Acquired Restaurants, subject to a reduction in the Purchase Price determined in accordance with the Adjustment Mechanism.

9.2    Conditions to Obligations of Seller to Proceed on the Closing Date.  The obligations of Seller to consummate the transactions provided for by this Agreement shall be subject to the satisfaction or waiver by Seller, on or before the Closing, of each of the following conditions:

(a)    The representations and warranties of Buyer herein shall be true and correct in all material respects when made and on the Closing Date with the same effect as though made at such time except (a) with respect to representations and warranties made expressly as of a given date, which shall continue to be correct as of such date, and (b) for inaccuracies that in the aggregate, do not have a Material Adverse Effect. Buyer shall have performed in all material respects all its obligations set forth in this Agreement, and shall have complied in all material respects with all its covenants and conditions set forth in this Agreement, prior to or as of the Closing Date.

(b)    Buyer shall have delivered all documents required to be delivered at Closing pursuant to Section 4.3 hereof.

(c)    All approvals, consents and waivers that are necessary to authorize and effect the transactions contemplated by this Agreement shall have been obtained.

(d)    The Bankruptcy Court shall have entered orders approving the sale of the Acquired Assets, the assignment by Seller of the Acquired Contracts to Buyer and the assumption by Buyer of the Assumed Liabilities.

(e)    Buyer shall have executed the Earnest Money Escrow Agreement substantially in the form of Exhibit 6.3(e) attached hereto.

ARTICLE 10
TERMINATION, AMENDMENT, AND WAIVER

10.1    Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)    upon the mutual written consent of Buyer and Seller;

(b)    by Seller, if (i) Buyer is in material breach of this Agreement, and (ii) such breach has not been cured within 30 days following the delivery of written notice thereof to Buyer;

(c)    by Buyer, if (i) Seller is in material breach of this Agreement, and (ii) such breach has not been cured within 30 days following the delivery of written notice thereof to Seller;

(d)    by Buyer or Seller, if the Bankruptcy Court denies the motion for entry of the Bidding Procedures Order or fails to approve the Break-Up Fee or the Expense Reimbursement or fails to enter the Bidding Procedures Order (in form reasonably satisfactory to both parties hereto) by December 4, 2003;

(e)    by Buyer if (i) at the execution of this Agreement or at Closing, the representations and warranties of Seller in Article 7 shall not be true and correct in all material respects, or (ii) as of the Closing Date any of the conditions specified in Section 9.1 hereof have not been satisfied or if Seller is otherwise in material default under this Agreement that is not timely cured as set forth above;

(f)    by the Seller if (i) at the execution of this Agreement or at Closing, the representations and warranties of Buyer in Article 8 shall not be true and correct in all material respects, or (ii) as of the Closing Date any of the conditions specified in Section 9.2 hereof have not been satisfied or if Buyer is otherwise in material default under this Agreement that is not timely cured as set forth above;

(g)    by Buyer if Seller enters into an Alternative Transaction with the approval of an Order of the Bankruptcy Court;

(h)    by either Buyer or Seller if there shall be in effect a stay pending appeal or other Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated herein.

(i)    by Buyer or Seller if a motion to dismiss the Bankruptcy Case or a motion to convert the Bankruptcy Case or the appointment of a trustee, receiver, liquidator or other similar Person for the purpose of liquidating any of the Acquired Assets other than pursuant to this Agreement has been granted in the Bankruptcy Case; provided that the Buyer may not terminate this Agreement upon the appointment of a trustee, receiver, liquidator or other similar Person for the purpose of liquidating any of the Acquired Assets if such person affirms this Agreement and proceeds to the Closing as contemplated hereby;

(j)    by Buyer or Seller, if the Bankruptcy Court has not entered the Sale Order and such order does not become a Final Order by February 1, 2004;

(k)    by Buyer or Seller, if the Bankruptcy Court has entered the Sale Order but the Closing Date has not occurred on or before the later to occur of (i) fifteen (15) days after entry of the Sale Order, or (ii) February 15, 2004, provided the terminating party is not in material breach of its obligations hereunder; and

(l)    by Buyer, if the Bankruptcy Court has entered a Final Order terminating the Cash Collateral Order and refusing to allow the Seller to use the Senior Creditors' cash collateral.

10.2    Effect of Termination.

(a)    If the Closing does not occur by reason of Seller entering into an agreement with an Alternative Buyer to consummate an Alternative Transaction, Seller shall return the Earnest Money and Buyer shall have the rights to payment of Break-Up Fee and the Expense Reimbursement as provided in this Agreement.

(b)    The Break-Up Fee and the Expense Reimbursement shall be entitled to a superpriority administrative claim status pursuant to sections 105, 503 and 507(b) of the Bankruptcy Code, senior to all other superpriority administrative expense claims, but applicable only to the Alternative Buyer's Deposit and the proceeds thereof, howsoever the same may be characterized or recharacterized during the course of the Bankruptcy Case, and Seller shall assign any and all of its rights, title, Claims and interests in and to the Alternative Buyer's Deposit, including the right to receive the proceeds from the Alternative Buyer's Deposit if forfeited pursuant to Section 3(b)(vi) of the Bidding Procedures, and Seller hereby grants the Buyer a Lien in and to the Alternative Buyer's Deposit and the right to receive the proceeds from such deposit, which Lien shall be senior to and have priority (effective as of the date hereof and without the necessity of the execution by the Debtor or the filing or recordation of mortgages, security agreements, financing statements or otherwise), over any and all Claims, interests, Liens, rights or encumbrances in existence on the date hereof or granted subsequent to the date of an Order approving the Bidding Procedures that may be claimed by the Seller or any party-in-interest, including without limitation, any and all Liens that may be asserted by the Seller's secured creditors, and such Alternative Buyer's Deposit, and the Seller's right to receive the proceeds from such deposit shall not constitute the proceeds of prepetition collateral of the prepetition lenders, and such deposit shall be free and clear of any and all Liens, Claims or encumbrances other than those of Buyer. Subject to Section 6.3 hereof, payment of the Break-Up Fee and the Expense Reimbursement to Buyer shall be made promptly after the first to occur of the closing and consummation of the Alternative Transaction, or the termination of the Alternative Transaction in any circumstances under which the Seller (or its estate) becomes entitled to retain or obtain payment of the Alternative Buyer's Deposit (the parties acknowledging and agreeing, however, that if the Alternative Transaction fails to close in any circumstances under which the Seller (or its estate) does not become entitled to retain or obtain payment of the Alternative Buyer's Deposit, then the Buyer's Break Up Fee or Expense Reimbursement that would be payable or paid to Buyer under this Agreement, the Bidding Procedures Order, or otherwise, shall constitute a general unsecured claim against the Seller's estate).

(c)    In the event of a default by Seller under this Agreement after entry of the Sale Order by the Bankruptcy Court, Buyer shall be entitled to specific performance of Seller's obligations hereunder as its exclusive remedy, and in no event whatsoever shall Seller or its estate be liable in damages in connection herewith.

ARTICLE 11
MISCELLANEOUS

11.1    Expenses.  Except as otherwise provided elsewhere in this Agreement, each party shall pay its own expenses incident to this Agreement and the transactions hereby contemplated. In the event of any litigation between the parties arising out of this Agreement, the prevailing party shall be entitled to recover from the other party its court costs and reasonable attorneys' fees and expenses at the trial and all appellate levels.

11.2    Governing Law.  This Agreement will be governed by and construed under the laws of the State of Florida and the provisions of the Bankruptcy Code, without regard to conflict-of-laws principles that would require the application of any other law.

11.3    Notices.  Except as otherwise expressly provided in this Agreement, any notice required or permitted to be given under this Agreement by any party to any other party shall be in writing and shall be (i) personally delivered, (ii) sent postage prepaid by certified or registered mail, (iii) sent by overnight express carrier, next Business Day delivery guaranteed, or (iv) sent by facsimile transmission, in each case to the party being notified at its address and/or fax number as set forth below, or at such other address and/or fax number as the party being notified may have designated for such purpose in a notice given to the other parties. Such notice shall be deemed received upon the earliest of the following to occur: (i) upon personal delivery; (ii) on the third Business Day following the day sent, if sent by registered or certified mail; (iii) on the next Business Day following the day sent, if sent by overnight express courier, next Business Day delivery guaranteed; and (iv) on the day sent, or if such day is not a Business Day on the next Business Day after the day sent, if sent by facsimile transmission with telecopy confirmation of transmission received by sender. The notice addresses and fax numbers for the parties are:

If to Seller:	Piccadilly Cafeterias, Inc.
3232 Sherwood Forest Boulevard
Baton Rouge, Louisiana 70816
Attn: John G. McGregor
Fax No.: (225) 296-8332

With a copy to:	Berger Singerman
200 So. Biscayne Boulevard, Suite 1000
Miami, Florida 33131
Attn: Jordi Guso, Esq.
Fax No.: (305) 714-4340

or to such other Person or address as the Seller shall furnish by notice to Buyer in writing.

If to Buyer:	Piccadilly Acquisition Corporation
c/o H.I.G. Capital LLC
1001 Brickell Bay Drive
27th Floor
Miami, Florida 33131
Attn: Douglas Berman
Fax No.: (305) 379-2013

With a copy to:	White & Case LLP
200 South Biscayne Boulevard
Suite 4900
Miami, Florida 33131
Attn: Jorge L. Freeland, Esq.
Fred Levenson, Esq.
Fax No.: (305) 358-5744

or to such other Person or address as the Buyer shall furnish by notice to Seller in writing.

11.4    Section and Other Headings.  Section or other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.5    Schedules and Exhibits.  Each schedule; exhibit and annex attached hereto shall be deemed to be a part of this Agreement to the same extent as if set forth verbatim in the body of this Agreement. No exceptions to any representations or warranties disclosed on one schedule shall constitute an exception to any other representation or warranties made in this Agreement unless the substance of such exception is disclosed as provided herein on each such applicable schedule or a specific cross reference to a disclosure on another schedule is made. All schedules and exhibits attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

11.6    Severability.  If any provision of this Agreement should be held to be invalid or unenforceable, the validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

11.7    Parties; No Third Party Beneficiaries.  This Agreement shall be binding upon and enforceable against, and shall inure solely to the benefit of, the parties hereto and their respective successors and assigns, including any liquidating trustee, responsible person, or similar representative for Seller or Seller's estate appointed in connection with the Bankruptcy Case. Nothing herein shall confer any rights or remedies to any Person which is not a party hereto.

11.8    Counterparts.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart.

11.9    Facsimile Signature.  This Agreement may be executed and accepted by facsimile signature and any such signature shall be of the same force and effect as an original signature.

11.10    Further Assurances.  Subject to the terms of this Agreement and to any required approvals or orders of the Bankruptcy Court, each of Buyer and Seller will execute such further documentation or take such further actions as the other party may reasonably request to effectuate the transfer of the Acquired Assets and implement this Agreement.

11.11    Exclusive Jurisdiction.  Without limiting any party's right to appeal any order of the Bankruptcy Court, (a) the Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated hereby, and (b) any and all claims, actions, causes of action, suits and Proceedings related to the foregoing shall be filed and maintained only in the Bankruptcy Court, and the parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court and shall receive notices at such locations as indicated in Section 11.3 hereof.

11.12    Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except that Buyer may, without the prior approval of the Seller, assign its rights, interests and obligations hereunder to any Affiliate, and may grant Liens in respect of its rights and interests hereunder to its lenders (and any agent for the lenders), and the parties hereto consent to any exercise by such lenders (and such agent) of their rights and remedies with respect to such collateral.

11.13    Entire Agreement.  This Agreement, including the schedules and exhibits hereto and the contracts, documents, certificates and instruments referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the transactions contemplated by this Agreement and supersedes all prior contracts, representations, warranties, promises, covenants, arrangements, communications and understandings, oral or written, express or implied, between the parties with respect to such transactions. There are no contracts, representations, warranties, promises, covenants, arrangements or understandings between the parties with respect to the transactions contemplated hereby, other than those expressly set forth or referred to herein.

11.14    Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party hereto, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party hereto of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

11.15    Construction.  Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender and the neuter, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement as a whole and not to any particular Article, Section or other subdivision, (iv) the terms "Article" or "Section" or other subdivision refer to the specified Article, Section or other subdivision of the body of this Agreement, (v) the phrases "ordinary course of business" and "ordinary course of business consistent with past practice" refer to the business and practice of Seller and the Business, (vi) the words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation," and (vii) when a reference is made in this Agreement to exhibits, such reference shall be to an exhibit to this Agreement unless otherwise indicated. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. When used herein, the terms "party" or "parties" refer to Seller, on the one hand, and Buyer, on the other, and the terms "third party" or "third parties" refers to Persons other than Seller or the Buyer.

SELLER:

PICCADILLY CAFETERIAS, INC.

By:	/s/ John G. McGregor
John G. McGregor
Interim Chief Executive Officer

BUYER:

PICCADILLY ACQUISITION CORPORATION

By:
Name:
Title:

Table of Contents

Page
ARTICLE 1 - DEFINITIONS		2

ARTICLE 2 - PURCHASE OF ASSETS		11
2.1	Purchase and Sale of Acquired Assets	12
2.2	Excluded Assets	14
2.3	Retained Liabilities	15
2.4	Assumption of Liabilities	16
2.5	"As Is" Transaction	17
2.6	Employee Matters	18

ARTICLE 3 - PURCHASE PRICE		18
3.1	Purchase Price	18
3.2	Method of Conveyance	18
3.3	Allocation of Purchase Price	19
3.4	Purchase Price Adjustments	19

ARTICLE 4 - CLOSING		20
4.1	Closing	20
4.2	Seller's Deliveries at Closing	20
4.3	Buyer's Deliveries at Closing	21
4.4	Closing Costs	22

ARTICLE 5 - REAL ESTATE MATTERS		22
5.1	Leases	22
5.2	Assignment of Leases	22
5.3	Survey, Title Evidence	22

ARTICLE 6 - OTHER MATTERS		23
6.1	Risk of Loss	23
6.2	Consents	24
6.3	Seller's Chapter 11 Bankruptcy Case	24
6.4	Alternative Transactions	29
6.5	Operation of Business	29
6.6	Rejected Restaurants	31
6.7	Intellectual Property	31
6.8	Closed Restaurants	31
6.9	Disclosure	31
6.10	Access and Right of Inspection	32
6.11	Access to Books and Records	32
6.12	Interim Financial Information	33
6.13	No Sale or Encumbrance of Assets	33
6.14	Required Notices and Approvals	33
6.15	Hart-Scott-Rodino Act	34
6.16	Transition Services	34
6.17	Non-Survival of Representations, Warranties, Covenants and Agreements	34
6.18	Lease Negotiations and Modifications	34
6.19	Charter Amendment	35
6.20	Deliveries After Closing	35
6.21	COBRA	35
6.22	Notice of Sale	35
6.23	Further Assurances	35

ARTICLE 7 - REPRESENTATIONS AND WARRANTIES OF SELLER		36
7.1	Organization, Standing and Power	36
7.2	Authority	36
7.3	No Conflict	36
7.4	Third Party Approvals	37
7.5	Property	37
7.6	Acquired Restaurants	39
7.7	Acquired Contracts	39
7.8	Claims, Litigation and Disputes	40
7.9	Compliance with Laws	40
7.10	Taxes	40
7.11	Governmental and Regulatory Consents and Approvals	41
7.12	Financial Statements	41
7.13	Employee and Related Matters	42
7.14	Environmental Matters	42
7.15	Brokerage Fees	43
7.16	Intellectual Property	43
7.17	Sufficiency of Assets	44
7.18	Permits	44
7.19	Full Disclosure	44

ARTICLE 8 - REPRESENTATIONS AND WARRANTIES OF BUYER		44
8.1	Organization, Standing and Power	44
8.2	Authority	44
8.3	Consents and Approvals; No Violation	44
8.4	Actions and Proceedings	45
8.5	Brokers	45
8.6	Financing	45

ARTICLE 9 - CONDITIONS OF CLOSING		45
9.1	Conditions to Obligations of Buyer to Proceed on the Closing Date	45
9.2	Conditions to Obligations of Seller to Proceed on the Closing Date	47

ARTICLE 10 - TERMINATION, AMENDMENT, AND WAIVER		44
10.1	Termination	48
10.2	Effect of Termination	49

ARTICLE 11 - MISCELLANEOUS		50
11.1	Expenses	50
11.2	Governing Law	50
11.3	Notices	50
11.4	Section and Other Headings	51
11.5	Schedules and Exhibits	51
11.6	Severability	52
11.7	Parties; No Third Party Beneficiaries	52
11.8	Counterparts	52
11.9	Facsimile Signature	52
11.10	Further Assurances	52
11.11	Exclusive Jurisdiction	52
11.12	Assignment	52
11.13	Entire Agreement	53
11.14	Delays or Omissions	53
11.15	Construction	53